As filed with the Securities and Exchange Commission on April 30, 2004

PEPCO HOLDINGS, INC.

FORM U5S

Annual Report to Securities and Exchange Commission

For the Year 2003

_____________________________________________________________________________
TABLE OF CONTENTS
ITEM		PAGE REF.
1	System Companies and Investments Therein as of December 31, 2003	1
2	Acquisitions or Sales of Utility Assets	9
3	Issue, Sale, Pledge, Guarantee or Assumption of System Securities	10
4	Acquisition, Redemption or Retirement of System Securities	11
5	Investments in Securities of Nonsystem Companies	13
6	Officers and Directors	14
7	Contributions and Public Relations	69
8	Service, Sales and Construction Contracts	71
9	Wholesale Generators and Foreign Utility Companies	73
10	Financial Statements and Exhibits	76
	Consolidating Financial Statements	F-1 to F-4
	Signature of Registrant's Officer	79
	Exhibits:
	SEC Act of 1934 Reports	A
	Corporate Organization & By-Laws	B
	Indentures or Contracts	C
	Tax Allocation Agreement	D
	Other Documents Prescribed by Rule or Order	E
	Report of Independent Public Accountants	F
	Organizational Chart of Exempt Wholesale Generators or Foreign Utility Holding Companies	G
	Financial Statements Regarding Exempt Wholesale Generators or Foreign Utility Holding Companies	H
_____________________________________________________________________________

ITEM 1. SYSTEM COMPANIES AND INVESTMENT THEREIN AS OF DECEMBER 31, 2003
Name of Company	Number of Common Shares Owned	% of Voting Power	Issuer Book Value ($000)	Owner's Book Value ($000)	Type of Business
Pepco Holdings, Inc. (71)			3,003,361	3,003,361	Registered holding company
Potomac Electric Power Company (1)	100	100	1,011,754	1,011,754	Electric utility
Gridco International L.L.C. (2)	N/A	50		*	Inactive
Microcell Corporation (3)	0	9.6	*	*	Commercial fuel cells
POM Holdings, Inc.	1,000	100	*	*	Inactive
PepMarket.com LLC (4)	N/A	100	*	*	Inactive
Pepco Energy Services, Inc.	1,000	100	*	*	Energy-related company
Pepco Building Services, Inc.	1,000	100	*	*	Energy-related company
MET Electrical Testing Company, Inc.	1,000	100	*	*	Energy-related company
Engineered Services, Inc.	1,000	100	*	*	Energy-related company
Unitemp, Inc. (5)	1,000	100	*	*	Energy-related company
Seaboard Mechanical Services, Inc.	1,000	100	*	*	Energy-related company
W.A. Chester, LLC (6)	N/A	100	*	*	Utilities and telecommunications contractor
W.A. Chester Corporation	1,000	100	*	*	Utilities and telecommunications contractor
Severn Construction Services, LLC (7)	N/A	100	*	*	Utilities and telecommunications contractor
Pepco Enterprises, Inc.	1,000	100	*	*	Energy-related business opportunities
Electro Ecology, Inc. (8)	124	50		*	Qualifying small power production facilities
PES Home Services of Virginia	1,000	100	*	*	Home-related energy services
Potomac Power Resources, LLC (9)	1,000	100	*	*	Exempt wholesale generator
PES Landfill Gas Corporation	1,000	100	*	*	Energy-related company
Fauquier Landfill Gas, LLC (10)	N/A	75		*	Energy-related company
Trigen-Pepco Energy Services, LLC (11)	N/A	50		*	Energy-related company
Pepco Government Services, LLC (12)	N/A	100		*	Energy-related company
Distributed Generation Partners, LLC (13)	N/A	51		*	Energy-related company
Rolling Hills Landfill Gas, LLC (14)	N/A	75		*	Energy-related company
Potomac Capital Investment Corporation (15)	1,000	100	*	*	Nonutility holding company
PCI Netherlands Corporation	1,000	100	*	*	Foreign utility company
PCI Queensland Corporation	1,000	100	*	*	Exempt wholesale generator
Kramer Junction Company (16)		30.6		*	Holds qualifying small power production facilities
1 _____________________________________________________________________________

Name of Company	Number of Common Shares Owned	% of Voting Power	Issuer Book Value ($000)	Owner's Book Value ($000)	Type of Business
KJC Operating Company		100	*	*	Operates qualifying small power production facilities
Luz Solar Partners, Ltd., III (17)	N/A	22		*	Qualifying small power production facilities
Luz Solar Partners, Ltd., IV (18)	N/A	10		*	Qualifying small power production facilities
Luz Solar Partners, Ltd., V (19)	N/A	19		*	Qualifying small power production facilities
Luz Solar Partners, Ltd., VI (20)	N/A	31		*	Qualifying small power production facilities
Luz Solar Partners, Ltd., VII (21)	N/A	25		*	Qualifying small power production facilities
Pepco Technologies LLC (22)	N/A	100	*	*	Energy-related company
AMP Funding, LLC (23)	N/A	97		*	Being held for liquidation
RAMP Investments, LLC (24)	N/A	98		*	Nonutility holding company.
PCI Air Management Partners, LLC (25)	N/A	100	*	*	Aircraft leasing
PCI Ever, Inc.	1,000	100	*	*	Nonutility holding company
Friendly Skies, Inc.	1,000	100	*	*	Aircraft leasing
PCI Air Management Corporation	1,000	100	*	*	Aircraft leasing
American Energy Corporation	1,000	100	*	*	Nonutility holding company
PCI-BT Investing, LLC (26)	N/A	95		*	Nonutility holding company
Potomac Aircraft Leasing Corporation	1,000	100	*	*	Nonutility holding company
Potomac Capital Markets Corporation	1,000	100	*	*	Nonutility holding company
Edison Place, LLC (27)	N/A	100	*	*	Real estate
Linpro Harmans Land LTD Partnership (28)	N/A	50		*	Inactive
Potomac Harmans Corporation		100	*	*	Real estate
Potomac Nevada Corporation	1,000	100	*	*	Nonregulated investments
Potomac Delaware Leasing Corporation (29)	651.35	100	*	*	Aircraft leasing
Potomac Equipment Leasing Corporation	1,000	100	*	*	Equipment leasing
Potomac Leasing Associates, LP (30)	N/A	100	*	*	Intercompany receivables
Potomac Nevada Leasing Corporation	1,000	100	*	*	Intercompany receivables
PCI Engine Trading, Ltd.	12,000	100	*	*	Investments
Potomac Capital Joint Leasing Corporation	1,334	100	*	*	Investments and intercompany receivables
PCI Nevada Investments (31)	N/A	100	*	*	Investments
PCI Holdings, Inc.	1,000	100	*	*	Foreign utility company
Aircraft International Management Co. (32)	10,000	99		*	Intercompany receivables
PCI-BT Ventures (33)	N/A	90.91		*	Nonutility holding company
Potomac Nevada Investment, Inc.	1,000	100	*	*	Foreign utility company
American-LB Energy Partnership (34)	N/A	50		*	Inactive
Carbon Composite, L.L.C. (35)	N/A	50		*	Inactive
2 _____________________________________________________________________________

Name of Company	Number of Common Shares Owned	% of Voting Power	Issuer Book Value ($000)	Owner's Book Value ($000)	Type of Business
PCI Energy Corporation	1,000	100	*	*	Oil and gas investments
Pepco Communications, Inc.	1,000	100	*	*	Exempt telecommunications company
Pepco Communications, LLC (36)	N/A	100	*	*	ETC subsidiary
Starpower Communications, LLC (37)	N/A	50	*	*	Telecommunications company
Nextgate, Inc. (38)	1,000	100	*	*	Inactive
PHI Service Company	1,000	100	(491)	(491)	Service company
Conectiv	100	100	1,638,160	1,638,160	Registered holding company
Delmarva Power & Light Company	1,000	100	580,856	580,856	Combination gas and electric utility
Delmarva Power Financing I (39)	N/A	100	2,165	2,165	Financing
Atlantic City Electric Company (40)	18,320,937	100	540,428	540,428	Electric utility
Atlantic Capital II (41)	N/A	100	773	773	Financing
Atlantic City Electric Transition Funding LLC (42)	N/A	100	2,960	2,960	Financing
Keystone Fuels, LLC (43)	N/A	2.47		*	Holds energy contracts
Conemaugh Fuels, LLC (44)	N/A	3.83		*	Holds energy contracts
Conectiv Properties and Investments, Inc.	1,000	100	*	*	Nonregulated investments
DCI II, Inc. (45)	1,000	100	*	*	Leveraged Leasing
LUZ Solar Partners, LTD., IV (46)	N/A	4.779		*	Qualifying small power production facilities
DCTC-Burney, Inc.	1,000	100	*	*	Nonutility holding company
Forest Products, L.P. (47)	N/A	1			Investments
Burney Forest Products, A Joint Venture (48)	N/A	56		*	Energy-related company
Conectiv Solutions LLC (49)	N/A	100	*	*	Energy management services
ATE Investment, Inc. (50)	100	100	*	*	Equity Investments
King Street Assurance Ltd. (51)	120,000	100	*	*	Insurance
Enertech Capital Partners, L.P. (52)	N/A	94		*	Energy-related investments
Enertech Capital Partners II, L.P. (53)	N/A	11		*	Energy-related investments
Black Light Power, Inc. (54)	160	<1		*	Energy research
Millennium Account Services, LLC (55)	N/A	50		*	Meter reading services
Conectiv Services, Inc.	1,000	100	*	*	Energy-related services
Conectiv Plumbing, L.L.C. (56)	N/A	100	*	*	Plumbing services
Conectiv Thermal Systems, Inc.	100	100	*	*	Energy-related company
ATS Operating Services, Inc.	50	100	*	*	Energy-related company
Atlantic Jersey Thermal Systems, Inc.	100	100	*	*	Energy-related company
Thermal Energy Limited Partnership I (57)	N/A	100	*	*	Energy-related company
Atlantic Generation, Inc.	100	100	*	*	Energy-related company
Vineland Limited, Inc.	100	100	*	*	Energy-related company
3 _____________________________________________________________________________

Name of Company	Number of Common Shares Owned	% of Voting Power	Issuer Book Value ($000)	Owner's Book Value ($000)	Type of Business
Vineland Cogeneration L. P. (58)	N/A	50		*	Energy-related company
Merlot Energy LLC (59)	N/A	50	*	*	Energy-related company
Vineland Energy LLC (60)	N/A	50	*	*	Energy-related company
Vineland General, Inc.	100	100	*	*	Energy-related company
Pedrick Gen., Inc.	100	100	*	*	Energy-related company
Cogeneration Partners of America (61)	N/A	50		*	Inactive
Binghamton Limited, Inc.	100	100	*	*	Being held for liquidation
Binghamton General, Inc.	100	100	*	*	Being held for liquidation
Energy Investors Fund III, L.P. (62)	N/A	4.9		*	IPP investments
Conectiv Communications, Inc.	100	100	*	*	Exempt telecommunications company
Atlantic Southern Properties, Inc.	100	100	*	*	Real estate
Conectiv Energy Holding Company	1,000	100	*	*	Holding company
ACE REIT, Inc	1,000	100	*	*	Holding company
Conectiv Atlantic Generation, L.L.C. (63)	N/A	100	*	*	Exempt wholesale generator
Conectiv Bethlehem, LLC (64)	N/A	100	*	*	Exempt wholesale generator
Conectiv Delmarva Generation, Inc.	1,000	100	*	*	Exempt wholesale generator
Conectiv Pennsylvania Generation, LLC (65)	1,000	100	*	*	Exempt wholesale generator
Conectiv Energy Supply, Inc. (66)	1,000	100	*	*	Energy trading
Conectiv Mid Merit, LLC (67)	1,000	100	*	*	Exempt wholesale generator
Energy Systems North East, LLC (68)	N/A	50	*	*	Exempt wholesale generator
Delaware Operating Services Company	1,000	100	*	*	Energy-related company
PHI Operating Services Company	1,000	100	*	*	Energy-related company
Tech Leaders II, L.P. (69)	N/A	2.6		*	Energy-related investments
SciQuest.com, Inc.(70)	N/A	<1		*	E-commerce and computer support

Footnotes to Item 1:
(1)

Potomac Electric Power Company liquidated its interest in Edison Capital Reserves Corporation on December 31, 2003. Potomac Electric Power Company Trust I, a Delaware statutory trust, was dissolved on December 30, 2003.

(2)	Gridco International L.L.C. is an inactive Delaware limited liability company. Potomac Electric Power Company has a 50% interest. The remaining interest is held by Public Service Electric & Gas Co.
(3)

Microcell Corporation is a private corporation in which Potomac Electric Power Company has a 9.6% interest. As of December 31, 2003, Potomac Electric Power Company owned 634,920 shares of Preferred B stock.

(4)	PepMarket.com LLC is an inactive Delaware limited liability company.
4 _____________________________________________________________________________

(5)	G&L Mechanical Services, Inc. merged with and into Unitemp, Inc. on October 1, 2003.
(6)	W.A. Chester, LLC is a Delaware limited liability company.
(7)

Severn Construction Services, LLC is a Delaware limited liability company. Its former name was Severn Cable, LLC. Energy &Communications, LLC and Severn Construction LLC merged into Severn Construction Services, LLC on October 1, 2003.

(8)	Electro Ecology, Inc. is a New York corporation in which Potomac Capital Investment Corporation holds a 50%. The remaining interest is held by Windsor Machinery Company, Inc.
(9)

Potomac Power Resources, LLC, formerly Potomac Power Resources, Inc., is a Delaware limited liability company. The name change is a result of the conversion from a corporation to a limited liability company during 2003.

(10)	Fauquier Landfill Gas, LLC is a Delaware limited liability company in which Pepco Energy Services, Inc. holds a 75% interest. The remaining 25% interest is held by Commonwealth Green Energy, LLC.
(11)

Trigen-Pepco Energy Services, LLC is a District of Columbia limited liability company in which Pepco Energy Services, Inc. holds a 50% interest. The remaining 50% interest is held by Trigen Energy Corporation.

(12)	Pepco Government Services, LLC is a Delaware limited liability company. Its name was changed form Viron/Pepco Sevices Partnership during 2003.
(13)	Distributed Generation Partners, LLC is a Delaware limited liability company in which Pepco Energy Services, Inc. holds a 51% interest. The remaining 49% interest is held by CRM International, Inc.
(14)	Rolling Hill Landfill Gas, LLC is a Delaware limited liability company in which Pepco Energy Services, Inc. holds a 75% interest. The remaining 25% interest is held by Commonwealth Green Energy, LLC.
(15)	Potomac Capital Investment Corporation and certain subsidiaries hold investments in nonsystem entities. Such investments are detailed below.
Owner	Nonsystem Entity	Type of Investment	Value @12/31/03 ($ thousands)
PCI Holdings, Inc.	Pacific Gas & Electric	Preferred Stock - Nonvoting	*
Potomac Capital Investment Corporation	BT Capital Funding Corp.	Preferred Stock - Nonvoting	*
PCI Ever, Inc.	BT Ever	Preferred Stock - Nonvoting	*
Potomac Capital Investment Corporation	General Electric Capital Corp.	Commercial Paper	*
Potomac Capital Investment Corporation	Corvis Corporation	Common Stock	*
Potomac Capital Investment Corporation	Kinetic Venture Fund I	11.11% interest in fund investing in energy and telecommunication startup companies	*
5 _____________________________________________________________________________

Potomac Capital Investment Corporation	Kinetic Venture Fund II	14.28% interest in fund investing in energy and telecommunication startup companies	*
Potomac Capital Investment Corporation	BT Funding, LP	2% partnership interest	*

(16)	Kramer Junction Company is a California corporation in which Potomac Capital Investment Corporation holds 30.6% interest.
(17)	Luz Solar Partners, Ltd., III is a California limited partnership in which Potomac Capital Investment Corporation holds a 22% limited partnership interest.
(18)	Luz Solar Partners, Ltd., IV is a California limited partnership in which Potomac Capital Investment Corporation holds a 10% limited partnership interest.
(19)	Luz Solar Partners, Ltd., V is a California limited partnership in which Potomac Capital Investment Corporation holds a 19% limited partnership interest.
(20)	Luz Solar Partners, Ltd., VI is a California limited partnership in which Potomac Capital Investment Corporation holds a 31% limited partnership interest.
(21)	Luz Solar Partners, Ltd., VII is a California limited partnership in which Potomac Capital Investment Corporation holds a 25% limited partnership interest.
(22)	Pepco Technologies, LLC is a Delaware limited liability company.
(23)

AMP Funding, LLC is a Delaware limited liability company currently being held for liquidation. Potomac Capital Investments Corporation has a 97% membership interest and PCI Air Management Corporation has a 3% membership interest.

(24)	RAMP Investments, LLC is a Delaware limited liability company owned by Potomac Capital Investment Corporation (99%) and PCI Air Management Corporation (1%), both associated companies.
(25	PCI Air Management Partners, LLC is a Delaware limited liability company owned by RAMP Investments, LLC (99%) and PCI Air Management Corporation (1%), both associated companies.
(26)

PCI-BT Investing, LLC is a Delaware limited liability company owned by Potomac Capital Investment Corporation (31.33%), American Energy Corporation (31.33%), Potomac Nevada Corporation (31.33%) and PCI Air Management Corporation (1%), each an associated company. The remaining 5% is owned by Bankers Trust Company.

(27)	Edison Place, LLC is a Delaware limited liability company.
(28)

Linpro Harmans Land LTD Partnership is an inactive Maryland general partnership in which Potomac Capital Investment Corporation has 50% general partnership interest. The remaining interest is held by Linpro Harmans Land LTD. Partnership (49.5%) and The Linpro Company (.5%).

(29)	Potomac Delaware Leasing Corporation is owned by Potomac Capital Investment Corporation (23%) and Potomac Nevada Corporation (77%), both associated companies.
(30)	Potomac Leasing Associates, LP, is a Delaware limited partnership owned by Potomac Delaware Leasing Corporation (98%) and Potomac Nevada Leasing Corporation (2%), both associated companies.
(31)	PCI Nevada Investments is a Delaware general partnership owned by Potomac Capital Joint Leasing Corporation (95%) and Potomac Nevada Corporation (5%), both associated companies.
(32)	Aircraft International Management Company is a Delaware corporation owned by PCI Holdings, Inc. (99%) and BT Ever (1%).
(33)	PCI-BT Ventures is a Delaware partnership in which Potomac Nevada Corporation, an associated company, owns a 90.91% interest. The remaining 9.09% interest is held by BT Potomac.
6 _____________________________________________________________________________

(34)	American-LB Energy Partnership is an inactive New York general partnership in which Potomac Capital Investment Corporation has a 50% interest.
(35)

Carbon Composite, LLC is an inactive Delaware limited liability company, in which Potomac Capital Investments, Inc., an associated company, owns a 50% interest. The remaining 50% interest is held by Carbon Composite Corporation.

(36)	Pepco Communications, LLC is a Delaware limited liability company.
(37)	Starpower Communications, LLC is a Delaware limited liability company in which Pepco Communications LLC, an associated company, has a 50% interest. The remaining interest is held by RCN.
(38)	Nextgate, Inc. is inactive.
(39)	Delmarva Power Financing I is a Delaware business trust.
(40)	Atlantic Capital I, a Delaware business trust, was dissolved on December 30, 2003.
(41)	Atlantic Capital II is a Delaware business trust.
(42)	Atlantic City Electric Transition Funding, LLC is a Delaware limited liability company.
(43)

Keystone Fuels, LLC is a Delaware limited liability company in which Atlantic City Electric Company has a 2.47% interest. The remainder is owned by Constellation Power, Inc. (20.99%), Keystone Power LLC (3.7%), PPL Generation LLC (12.34%), Eastern Pennsylvania Generation Company (20.99%), PSEG Power Fuels LLC (22.84%) and Reliant Energy Keystone Fuels LLC (16.67%).

(44)

Conemaugh Fuels, LLC is a Delaware limited liability company in which Atlantic City Electric Company has a 3.83% interest. The remainder is owned by Conemaugh Power LLC (3.72%), Constellation Power, Inc. (10.56%), Exelon Power Holdings, LP (20.72%), PPA Generation LLC (11.39%), Allegheny Energy Supply Company (9.72%), PSEG Power Fuels LLC (22.5%), Reliant Energy Key/Con Fuels LLC (16.45%) and UGI Development Company (1.11%).

(45)	DCI II, Inc. is inactive and being held for liquidation.
(46)	Luz Solar Partners, Ltd., VI is a California limited partnership in which Conectiv Properties and Investments Corporation holds a 4.779% limited partnership interest.
(47)	Forest Products, L.P. is a Delaware limited partnership in which DCTC-Burney, Inc. has a 1% general partnership interest. The remaining 99% limited partnership interest is held by GR Capital.
(48)

Burney Forest Products, A Joint Venture is a California general partnership owned by DCTC-Burney, Inc. and Forest Products, L.P., both associated companies. Book value represents the combined book value of Forest Products, L.P. and Burney Forest Products, A Joint Venture.

(49)	Conectiv Solutions LLC is a Delaware limited liability company.
(50)	ATE Investment, Inc. is a Delaware corporation owned by Conectiv Solutions LLC (85%) and Atlantic Generation, Inc. (15%), both associated companies.
(51)	King Street Assurance LTD is a company organized and existing as an exempted class e insurance company under the laws of Bermuda.
(52)	Enertech Capital Partners, L.P. is a Delaware limited partnership in which King Street Assurance Ltd. has a 94% limited partnership interest.
(53)	Enertech Capital Partners II, L.P. is a Delaware limited partnership in which King Street Assurance Ltd. has an 11% limited partnership interest.
(54)	Black Light Power, Inc. is a Delaware corporation in which Conectiv Solutions LLC holds a less than 1% interest.
(55)	Millennium Account Services, LLC is a Delaware limited liability company in which Conectiv Solutions LLC has a 50% interest. The remaining interest is held by South Jersey Gas Company.
(56)	Conectiv Plumbing, L.L.C. is a Delaware limited liability company.
7 _____________________________________________________________________________

(57)	Thermal Energy Limited Partnership I is a Delaware limited partnership owned by Conectiv Thermal Systems, Inc. (99%) and Atlantic Jersey Thermal Systems, Inc. (1%), both associated companies.
(58)

Vineland Cogeneration Limited Partnership is a Delaware limited partnership in which Vineland Limited, Inc. has a 45% limited partnership interest and Vineland General, Inc. has a 5% general partnership interest. The remaining 50% is owned by Javelin Vineland General Corporation and Javelin Vineland Limited, LLC.

(59)	Merlot Energy L.L.C. is a Delaware limited liability company in which Vineland Ltd., Inc. has a 50% membership interest. The remaining interest is held by Javelin Vineland Limited LLC.
(60)	Vineland Energy L.L.C. is a Delaware limited liability company.
(61)

Cogeneration Partners of America is an inactive New Jersey general partnership in which Atlantic Generation, Inc., an associated company, owns a 50% interest. The remaining 50% is owned by Javelin Holdings, LLC.

(62)	Energy Investors Fund III, L.P. is a Delaware limited partnership in which Atlantic Generation, Inc. holds a 4.9% interest.
(63)	Conectiv Atlantic Generation, L.L.C. is a Delaware limited liability company.
(64)	Conectiv Bethlehem, LLC is a Delaware limited liability company.
(65)

Conectiv Pennsylvania Generation, LLC, formerly Conectiv Pennsylvania Generation, Inc., is a Delaware limited liability company. The name was changed on April 8, 2003 by way of a conversion from a corporation to a limited liability company.

(66)	Conectiv Operating Services Company was sold on June 17, 2003.
(67)

Conectiv Mid Merit LLC, formerly Conectiv Mid-Merit, Inc., is a Delaware limited liability company. The name was changed on May 7, 2003 by way of a conversion from a corporation to a limited liability company.

(68)	Energy Systems North East, LLC is a Delaware limited liability corporation in which Conectiv Mid Merit, LLC has a 50% interest. The remaining interest is held by Welch Foods, Inc.
(69)	Tech Leaders II, L.P. is a Delaware limited partnership in which Conectiv holds a 2.6% limited partnership interest.
(70)	SciQuest.com, Inc. is a publicly traded company in which Conectiv has a less than a 1% interest. The shares were liquidated during the first quarter of 2004.
(71)	Below are listed investments in unsecured debt as of December 31, 2003:
Borrower	Lender	Type of Borrowing	Amount ($000)	Interest Rate (%)	Maturity Date
ATE Investment, Inc.	PHI Service Company, Agent	Money Pool Advance	*	1.04	Demand
Atlantic Southern Properties, Inc.	PHI Service Company, Agent	Money Pool Advance	*	1.04	Demand
Conectiv	Pepco Holdings, Inc.	Intercompany Note	96,712	1.04	Demand
Conectiv Atlantic Generation, L.L.C.	Pepco Holdings, Inc.	Intercompany Note	*	1.04	Demand
Conectiv Bethlehem, LLC	Conectiv Energy Holding Company	Intercompany Note	*	1.04	Demand
Conectiv Delmarva Generation, Inc.	Pepco Holdings, Inc.	Intercompany Note	*	1.04	Demand
Conectiv Energy Holding Company	Pepco Holdings, Inc.	Intercompany Note	*	1.04	Demand
Conectiv Energy Supply, Inc.	PHI Service Company, Agent	Money Pool Advance	*	1.04	Demand
Conectiv Mid Merit, LLC	Pepco Holdings, Inc.	Intercompany Note	*	1.04	Demand
8 _____________________________________________________________________________
Conectiv Pennsylvania Generation, LLC	Pepco Holdings, Inc.	Intercompany Note	*	1.04	Demand
Conectiv Properties and Investments, Inc.	PHI Service Company, Agent	Money Pool Advance	*	1.04	Demand
Conectiv Solutions	Conectiv Communications, Inc.	Intercompany Note	*	6.33	5/21/21
Conectiv Thermal Systems, Inc.	Conectiv	Intercompany Note	*	1.04	Demand
Delmarva Power & Light Company	PHI Service Company, Agent	Money Pool Advance	62,630	1.04	Demand
Delaware Operating Services Company	Pepco Holdings, Inc.	Intercompany Note	*	1.04	Demand
Pepco Energy Services, Inc.	PHI Service Company, Agent	Money Pool Advance	*	1.04	Demand
PHI Operating Services Company	Pepco Holdings, Inc.	Intercompany Note	*	1.04	Demand
PHI Service Company	PHI Service Company, Agent	Money Pool Advance	54,570	1.04	Demand
Potomac Capital Investment Corporation	Pepco Holdings, Inc.	Intercompany Note	*	7.535	9/25/14
Potomac Capital Investment Corporation	Pepco Holdings, Inc.	Intercompany Note	*	7.535	9/30/14
Potomac Capital Investment Corporation	Pepco Holdings, Inc.	Intercompany Note	*	4.00	1/1/05
Potomac Electric Power Company	PHI Service Company, Agent	Money Pool Advance	57,786	1.04	Demand
* Confidential treatment requested pursuant to Rule 104(b).
ITEM 2. ACQUISITIONS OR SALES OF UTILITY ASSETS
Company	Acquisition or Sale	Description	Consideration ($000)
Potomac Electric Power Company	Acquisition	Property to be used for future substation in Washington, DC	$12,253
9 _____________________________________________________________________________

Item 3.	ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES DURING 2003
Name of Issue And Title of Issue	Name of Company Issuing, Selling, Pledging Guaranteeing, or Assuming Securities	Issued and Sold ($000)	Pledged, Guaranteed, or Assumed ($000)	Date of Transaction	Proceeds ($000)	Commission Authorization
Delmarva Power & Light Company Pollution Control Refunding Revenue Bonds	Delmarva Power & Light Company	18,200	N/A	8/7/03	18,200	Rule 52

Exempt Facilities Refunding Revenue Bonds	Delmarva Power & Light Company	15,000	N/A	8/7/03	15,000	Rule 52

Atlantic City Electric Company
Commercial Paper	Atlantic City Electric Company	(1)	N/A	Various	(1)	Rule 52

Various
Surety Bonds	Various	N/A	92,453 (2)	12/31/03	N/A	Rule 45

(1)

Atlantic City Electric Company issued commercial paper at various times throughout 2003. The highest outstanding balance of commercial paper was $50.4 million on October 1, 2003. The balance as of December 31, 2003 was zero.

(2)	Balance is as of December 31, 2003.

The above do not include issuances of system companies that have been authorized by Commission order under the Public Utility Holding Company Act of 1935 and which are subject to Rule 24 certificate filing requirements or quarterly reporting on Form U-6B-2 or Form U-9C-3.

10 _____________________________________________________________________________

Item 4.	ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES DURING 2003
Name of Issue And Title of Issue	Company Acquiring Redeeming or Retiring Securities	Principal Amount Redeemed and Retired ($000)	Date of Transaction	Consideration ($000)	Extinguishment (E) or Held for Further Disposition (D)	Commission Authorization
8.25% Monthly Income Preferred Securities	Atlantic Capital I	70,000	2/28/03	70,000	E	Rule 42
6% Medium Term Note, Series D	Atlantic City Electric Company	20,000	1/15/03	20,000	E	Rule 42
7.16% Medium Term Note, Series B	Atlantic City Electric Company	10,000	1/27/03	10,000	E	Rule 42
7.19% Medium Term Note, Series B	Atlantic City Electric Company	8,000	1/27/03	8,000	E	Rule 42
7.20% Medium Term Note, Series B	Atlantic City Electric Company	2,000	1/27/03	2,000	E	Rule 42
7.13% Medium Term Note, Series B	Atlantic City Electric Company	28,000	3/24/03	28,000	E	Rule 42
7.98% Medium Term Note, Series A	Atlantic City Electric Company	19,500	3/24/03	19,500	E	Rule 42
7.97% Medium Term Note, Series A	Atlantic City Electric Company	10,500	3/24/03	10,500	E	Rule 42
6.63% Medium Term Note, Series A	Atlantic City Electric Company	30,000	6/2/03	30,000	E	Rule 42
6.38% Pollution Control Revenue Bonds	Atlantic City Electric Company	75	12/01/03	75	E	Rule 42
Floating Rate Notes	Conectiv	200,000	1/28/03	200,000	E	Rule 42
6.73% Medium Term Note, Series A	Conectiv	50,000	6/2/03	50,000	E	Rule 42
8.15% First Mortgage Bond	Delmarva Power & Light Company	32,000	5/1/03	32,000	E	Rule 42
6.95% First Mortgage Bond	Delmarva Power & Light Company	2,193	6/2/03	2,193	E	Rule 42
6.40% First Mortgage Bond	Delmarva Power & Light Company	85,000	7/1/03	85,000	E	Rule 42
6.05% Gas Facilities Revenue Bonds	Delmarva Power & Light Company	15,000	9/15/03	15,000	E	Rule 42
6.75% Pollution Control Revenue Bonds	Delmarva Power & Light Company	18,200	9/15/03	18,200	E	Rule 42
11 _____________________________________________________________________________

Name of Issue And Title of Issue	Company Acquiring Redeeming or Retiring Securities	Principal Amount Redeemed and Retired ($000)	Date of Transaction	Consideration ($000)	Extinguishment (E) or Held for Further Disposition (D)	Commission Authorization
6.20% Medium Term Note	Potomac Capital Investment Corporation	5,000	1/13/03	5,000	E	Rule 42
6.21% Medium Term Note	Potomac Capital Investment Corporation	4,000	1/27/03	4,000	E	Rule 42
6.50% Medium Term Note	Potomac Capital Investment Corporation	10,000	4/1/03	10,000	E	Rule 42
7.38% Medium Term Note	Potomac Capital Investment Corporation	3,500	6/2/03	3,500	E	Rule 42
7.30% Medium Term Note	Potomac Capital Investment Corporation	1,000	6/18/03	1,000	E	Rule 42
7.04% Medium Term Note	Potomac Capital Investment Corporation	5,000	7/15/03	5,000	E	Rule 42
7% Medium Term Note	Potomac Capital Investment Corporation	7,000	7/28/03	7,000	E	Rule 42
6.40% Medium Term Note	Potomac Capital Investment Corporation	10,000	8/21/03	10,000	E	Rule 42
8.15% Medium Term Note	Potomac Capital Investment Corporation	3,000	10/15/03	3,000	E	Rule 42
6.50% Medium Term Note	Potomac Capital Investment Corporation	12,000	10/16/03	12,000	E	Rule 42
6.50% Medium Term Note	Potomac Capital Investment Corporation	30,000	10/16/03	30,000	E	Rule 42
8.31% Medium Term Note	Potomac Capital Investment Corporation	1,000	11/14/03	1,000	E	Rule 42
6.50% Medium Term Note	Potomac Capital Investment Corporation	38,000	12/1/03	38,000	E	Rule 42
6.50% Medium Term Note	Potomac Capital Investment Corporation	5,000	12/1/03	5,000	E	Rule 42
7% Medium Term Note	Potomac Electric Power Company	15,000	5/20/03	15,000	E	Rule 42
7.50% First Mortgage Bond	Potomac Electric Power Company	40,000	7/21/03	40,000	E	Rule 42
7.25% First Mortgage Bond	Potomac Electric Power Company	100,000	7/21/03	100,000	E	Rule 42
6.80% Preferred Stock	Potomac Electric Power Company	2,500	9/2/03	2,500	E	Rule 42
5.625% First Mortgage Bond	Potomac Electric Power Company	50,000	10/15/03	50,000	E	Rule 42
7.375% Trust Originated Preferred Securities	Potomac Electric Power Company Trust I	125,000	12/29/03	125,000	E	Rule 42
12 _____________________________________________________________________________
Item 5. INVESTMENTS IN SECURITIES OF NONSYSTEM COMPANIES

The aggregate amount of investments at December 31, 2003 in persons operating in the system's retail area. Please refer to the footnotes to Item 1 for a description of other investments in nonsystem companies.

Name of System Company	Aggregate Amount of Investments in Persons (Entities) Operating in Retail Service Area of Owner ($000)	Number of Persons (Entities)	Description of Persons or Entities
Potomac Electric Power Company (1)	14	6 (2)	Retail Company Securities
Atlantic City Electric Company (1)	(3)	(3)	Retail Company Securities
Delmarva Power & Light Company (1)	(4)	(4)	Retail Company Securities
Conectiv (1)	1	3	Retail Company Securities
(1)	Investments in securities represent bankruptcy distributions applicable to obligations of customers incurred in the ordinary course of business.
(2)	Potomac Electric Power Company also holds securities of 12 other entities that are considered worthless.
(3)	Atlantic City Electric Company holds securities of 2 entities with an aggregate value of less than $1,000.
(4)	Delmarva Power & Light Company holds securities of 1 entity with a value of less than $1,000.
13 _____________________________________________________________________________

ITEM 6. OFFICERS AND DIRECTORS Part 1. Names, principal business address and positions held as of December 31, 2003.
ACE REIT, Inc. 800 King Street P. O. Box 231 Wilmington, DE 19899
Directors: Thomas S. Shaw - Chairman William H. Spence James P. Lavin
Officers:
Thomas S. Shaw	Chairman & CEO
William H. Spence	President & COO
James P. Lavin	Vice President, Controller & CFO
Arturo F. Agra	Vice President, Assistant Treasurer & Assistant Secretary
Donna J. Kinzel	Treasurer
Ellen Sheriff Rogers	General Counsel & Secretary
Jeffery E. Snyder	Assistant Treasurer
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary
Aircraft International Management Company 1801 K Street, NW Suite 900 Washington, DC 20006
Directors:
John D. McCallum - Chairman
Margie Vollman
Kevin McGowan
Leslie C. Zimberg

Officers:
John D. McCallum	President
Kevin McGowan	Vice President, Chief Financial Officer, Treasurer
Leslie C. Zimberg	Vice President, General Counsel and Secretary
Richard Battista	Controller
Margie Vollman	Assistant Secretary
14 _____________________________________________________________________________

AMP Funding, L.L.C. 1801 K Street, NW Suite 900 Washington, DC 20006
Managers:
Kevin McGowan	Executive Manager
Edward A. Reznick	Manager
Leslie C. Zimberg	Manager

American Energy Corporation 1801 K Street, NW Suite 900 Washington, DC 20006
Directors:
John D. McCallum - Chairman
Kevin McGowan
Leslie C. Zimberg

Officers:
John D. McCallum	President
Kevin McGowan	Vice President, Chief Financial Officer, Treasurer
Leslie C. Zimberg	Vice President, General Counsel and Secretary
Richard Battista	Controller

ATE Investments, Inc. 800 King Street P. O. Box 231 Wilmington, DE 19899
Directors:
Thomas S. Shaw - Chairman
William H. Spence
James P. Lavin
Officers:
Thomas S. Shaw	Chairman & CEO
William H. Spence	President & COO
James P. Lavin	Vice President, Controller & CFO
Arturo F. Agra	Vice President, Assistant Treasurer & Assistant Secretary
Donna J. Kinzel	Treasurer
Ellen Sheriff Rogers	General Counsel & Secretary
Jeffery E. Snyder	Assistant Treasurer
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary
15 _____________________________________________________________________________
Atlantic City Electric Company 800 King Street P. O. Box 231 Wilmington, DE 19899
Directors:
John M. Derrick, Jr. - Chairman
Joseph M. Rigby
Thomas S. Shaw
William T. Torgerson
Andrew W. Williams
Dennis R. Wraase
Officers:
John M. Derrick, Jr.	Chairman
Joseph M. Rigby	President & CEO
Andrew W. Williams	CFO
Roberta S. Brown	Vice President
Jerry A. Elliott	Vice President
Gary L. Stockbridge	Vice President
J. Mack Wathen	Vice President, Assistant Secretary and Assistant Treasurer
James C. Weller	Vice President
Anthony J. Kamerick	Treasurer
James P. Lavin	Controller
Kirk J. Emge	General Counsel
Ellen Sheriff Rogers	Secretary
Gary L. Hanson	Assistant Secretary and Assistant Treasurer
Donna J. Kinzel	Assistant Treasurer
Jeffery E. Snyder	Assistant Treasurer
John J. Bagnell	Assistant Secretary
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary
16 _____________________________________________________________________________

Atlantic City Electric Transition Funding LLC 800 King Street P. O. Box 231 Wilmington, DE 19899
Directors:
Thomas S. Shaw - Chairman
William H. Spence
James P. Lavin
Dean A. Christiansen
Orlando Figueroa
Officers:
Thomas S. Shaw	Chairman
Joseph M. Rigby	President & COO
James P. Lavin	CFO
Kirk J. Emge	General Counsel
Roberta S. Brown	Vice President
Donna J. Kinzel	Treasurer
Ellen Sheriff Rogers	Secretary
Jeffery E. Snyder	Assistant Treasurer
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary
Atlantic Generation, Inc. 800 King Street P. O. Box 231 Wilmington, DE 19899
Directors:
Thomas S. Shaw - Chairman
William H. Spence
James P. Lavin
Officers:
Thomas S. Shaw	Chairman and CEO
William H. Spence	President & COO
James P. Lavin	Vice President, Controller & CFO
Arturo F. Agra	Vice President, Assistant Treasurer & Assistant Secretary
Donna J. Kinzel	Treasurer
Ellen Sheriff Rogers	General Counsel & Secretary
Jeffery E. Snyder	Assistant Treasurer
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary
17 _____________________________________________________________________________
Atlantic Jersey Thermal Systems, Inc. 1300 17th Street, North Suite 1600 Arlington, VA 22209
Directors:
E. R. Mayberry - Chairman
David Weiss
Peter Meier
Officers:
E. R. Mayberry	Chairman and CEO
David Weiss	President
Thomas Herzog	Vice President
James McDonnell	Treasurer
Peter Meier	Secretary
Adam Chmara	Assistant Secretary
Atlantic Southern Properties, Inc. 800 King Street P. O. Box 231 Wilmington, DE 19899
Directors:
Thomas S. Shaw - Chairman
William H. Spence
James P. Lavin
Officers:
Thomas S. Shaw	Chairman, President and CEO
James P. Lavin	Vice President, Controller & CFO
Donna J. Kinzel	Treasurer
Ellen Sheriff Rogers	General Counsel & Secretary
Jeffery E. Snyder	Assistant Treasurer
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary
18 _____________________________________________________________________________

ATS Operating Services, Inc. 800 King Street P. O. Box 231 Wilmington, DE 19899
Directors:
Thomas S. Shaw - Chairman
William H. Spence
James P. Lavin
Officers:
Thomas S. Shaw	Chairman and CEO
William H. Spence	President & COO
James P. Lavin	Vice President, Controller & CFO
Arturo F. Agra	Vice President, Assistant Treasurer & Assistant Secretary
David F. Hughes	Vice President
D. Bruce McClenathan	Vice President
Donna J. Kinzel	Treasurer
Ellen Sheriff Rogers	General Counsel & Secretary
Jeffery E. Snyder	Assistant Treasurer
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary
Binghamton General, Inc. 800 King Street P. O. Box 231 Wilmington, DE 19899
Directors:
Thomas S. Shaw - Chairman
William H. Spence
James P. Lavin
Officers:
Thomas S. Shaw	Chairman and CEO
William H. Spence	President & COO
James P. Lavin	Vice President, Controller & CFO
Arturo F. Agra	Vice President, Assistant Treasurer & Assistant Secretary
Donna J. Kinzel	Treasurer
Ellen Sheriff Rogers	General Counsel & Secretary
Jeffery E. Snyder	Assistant Treasurer
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary
19 _____________________________________________________________________________

Binghamton Limited, Inc. 800 King Street P. O. Box 231 Wilmington, DE 19899
Directors:
Thomas S. Shaw - Chairman
William H. Spence
James P. Lavin
Officers:
Thomas S. Shaw	Chairman and CEO
William H. Spence	President & COO
James P. Lavin	Vice President, Controller & CFO
Arturo F. Agra	Vice President, Assistant Treasurer & Assistant Secretary
Donna J. Kinzel	Treasurer
Ellen Sheriff Rogers	General Counsel & Secretary
Jeffery E. Snyder	Assistant Treasurer
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary
Carbon Composite, L.L.C. 1801 K Street, NW Suite 900 Washington, DC 20006
Managers:
John D. McCallum
Kenneth Jackson
20 _____________________________________________________________________________

Conectiv 800 King Street P. O. Box 231 Wilmington, DE 19899
Directors:
John M. Derrick, Jr. - Chairman
Thomas S. Shaw
William T. Torgerson
Andrew W. Williams
Dennis R. Wraase
Officers:
John M. Derrick, Jr.	Chairman
Dennis R. Wraase	CEO
Thomas S. Shaw	President & COO
William T. Torgerson	Executive Vice President & General Counsel
Andrew W. Williams	Senior Vice President & CFO
Joseph M. Rigby	Senior Vice President
William H. Spence	Senior Vice President
Anthony J. Kamerick	Vice President & Treasurer
James P. Lavin	Vice President & Controller
Arturo F. Agra	Vice President
Roberta S. Brown	Vice President
Denis M. Canty	Vice President
Jerry A. Elliott	Vice President
Robert Gabbard	Vice President
Albert F. Kirby	Vice President
D. Bruce McClenathan	Vice President
Gary L. Stockbridge	Vice President
David M. Velazquez	Vice President
J. Mack Wathen	Vice President
James C. Weller	Vice President
Ellen Sheriff Rogers	Secretary
Donna J. Kinzel	Assistant Treasurer
Jeffery E. Snyder	Assistant Treasurer
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary
21 _____________________________________________________________________________

Conectiv Atlantic Generation, L.L.C. 800 King Street P. O. Box 231 Wilmington, DE 19899
Directors:
Thomas S. Shaw - Chairman
William H. Spence
James P. Lavin
Officers:
Thomas S. Shaw	Chairman and CEO
William H. Spence	President & COO
James P. Lavin	Vice President, Controller & CFO
Arturo F. Agra	Vice President, Assistant Treasurer & Assistant Secretary
Albert F. Kirby	Vice President
D. Bruce McClenathan	Vice President
Donna J. Kinzel	Treasurer
Ellen Sheriff Rogers	General Counsel & Secretary
Jeffery E. Snyder	Assistant Treasurer
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary
Conectiv Bethlehem, LLC 800 King Street P. O. Box 231 Wilmington, DE 19899
Directors:
Thomas S. Shaw - Chairman
William H. Spence
James P. Lavin
Officers:
Thomas S. Shaw	Chairman and CEO
William H. Spence	President & COO
James P. Lavin	Vice President, Controller & CFO
Arturo F. Agra	Vice President, Assistant Treasurer & Assistant Secretary
Albert F. Kirby	Vice President
D. Bruce McClenathan	Vice President
Donna J. Kinzel	Treasurer
Ellen Sheriff Rogers	General Counsel & Secretary
Jeffery E. Snyder	Assistant Treasurer
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary
22 _____________________________________________________________________________
Conectiv Communications, Inc. 800 King Street P. O. Box 231 Wilmington, DE 19899
Directors:
Thomas S. Shaw - Chairman
William H. Spence
James P. Lavin
Officers:
Thomas S. Shaw	Chairman, President and CEO
James P. Lavin	Vice President, Controller & CFO
Donna J. Kinzel	Treasurer
Ellen Sheriff Rogers	General Counsel & Secretary
Jeffery E. Snyder	Assistant Treasurer
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary
Conectiv Delmarva Generation, Inc. 800 King Street P. O. Box 231 Wilmington, DE 19899
Directors:
Thomas S. Shaw - Chairman
William H. Spence
James P. Lavin
Officers:
Thomas S. Shaw	Chairman and CEO
William H. Spence	President & COO
James P. Lavin	Vice President, Controller & CFO
Arturo F. Agra	Vice President, Assistant Treasurer & Assistant Secretary
Albert F. Kirby	Vice President
D. Bruce McClenathan	Vice President
Donna J. Kinzel	Treasurer
Ellen Sheriff Rogers	General Counsel & Secretary
Jeffery E. Snyder	Assistant Treasurer
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary
23 _____________________________________________________________________________

Conectiv Energy Holding Company 800 King Street P. O. Box 231 Wilmington, DE 19899
Directors:
John M. Derrick, Jr. - Chairman
Thomas S. Shaw
William H. Spence
William T. Torgerson
Andrew W. Williams
Dennis R. Wraase
Officers:
John M. Derrick, Jr.	Chairman
Thomas S. Shaw	CEO
William H. Spence	President & COO
William T. Torgerson	Executive Vice President & General Counsel
Andrew W. Williams	Senior Vice President & CFO
Anthony J. Kamerick	Vice President & Treasurer
James P. Lavin	Vice President & Controller
Arturo F. Agra	Vice President, Assistant Treasurer & Assistant Secretary
Albert F. Kirby	Vice President
D. Bruce McClenathan	Vice President
David M. Velazquez	Vice President
Ellen Sheriff Rogers	Secretary
Donna J. Kinzel	Assistant Treasurer
Jeffery E. Snyder	Assistant Treasurer
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary
24 _____________________________________________________________________________

Conectiv Energy Supply, Inc. 800 King Street P. O. Box 231 Wilmington, DE 19899
Directors:
John M. Derrick, Jr. - Chairman
Thomas S. Shaw
William H. Spence
William T. Torgerson
Andrew W. Williams
Dennis R. Wraase
Officers:
John M. Derrick, Jr.	Chairman
Thomas S. Shaw	CEO
William H. Spence	President & COO
Andrew W. Williams	Senior Vice President & CFO
Anthony J. Kamerick	Vice President & Treasurer
James P. Lavin	Vice President & Controller
Arturo F. Agra	Vice President, Assistant Treasurer & Assistant Secretary
Robert Gabbard	Vice President
Albert F. Kirby	Vice President
D. Bruce McClenathan	Vice President
David M. Velazquez	Vice President
Nathan L. Wilson	Vice President & Assistant Secretary
Ellen Sheriff Rogers	Secretary
Kirk J. Emge	General Counsel
Donna J. Kinzel	Assistant Treasurer
Jeffery E. Snyder	Assistant Treasurer
Louis A. Tonelli	Assistant Treasurer
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary
Stacey L. Evans	Assistant Secretary
James B. Jacoby	General Manager
25 _____________________________________________________________________________

Conectiv Mid Merit, LLC 800 King Street P. O. Box 231 Wilmington, DE 19899
Directors:
Thomas S. Shaw - Chairman
William H. Spence
James P. Lavin
Officers:
Thomas S. Shaw	Chairman and CEO
William H. Spence	President & COO
James P. Lavin	Vice President, Controller & CFO
Arturo F. Agra	Vice President & Assistant Treasurer & Assistant Secretary
Albert F. Kirby	Vice President
D. Bruce McClenathan	Vice President
Donna J. Kinzel	Treasurer
Ellen Sheriff Rogers	General Counsel & Secretary
Jeffery E. Snyder	Assistant Treasurer
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary
Conectiv Pennsylvania Generation, LLC 800 King Street P. O. Box 231 Wilmington, DE 19899
Directors:
Thomas S. Shaw - Chairman
William H. Spence
James P. Lavin
Officers:
Thomas S. Shaw	Chairman and CEO
William H. Spence	President & COO
James P. Lavin	Vice President, Controller & CFO
Arturo F. Agra	Vice President, Assistant Treasurer & Assistant Secretary
Albert F. Kirby	Vice President
D. Bruce McClenathan	Vice President
Donna J. Kinzel	Treasurer
Ellen Sheriff Rogers	General Counsel & Secretary
Jeffery E. Snyder	Assistant Treasurer
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary
26 _____________________________________________________________________________

Conectiv Properties and Investments, Inc. 800 King Street P. O. Box 231 Wilmington, DE 19899
Directors:
Thomas S. Shaw - Chairman
William H. Spence
James P. Lavin
Officers:
Thomas S. Shaw	Chairman, President and CEO
James P. Lavin	Vice President, Controller & CFO
Donna J. Kinzel	Treasurer
Ellen Sheriff Rogers	General Counsel & Secretary
Jeffery E. Snyder	Assistant Treasurer
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary
Conectiv Services, Inc. 800 King Street P. O. Box 231 Wilmington, DE 19899
Directors:
Thomas S. Shaw - Chairman
William H. Spence
James P. Lavin
Officers:
Thomas S. Shaw	Chairman, President and CEO
James P. Lavin	Vice President, Controller & CFO
Donna J. Kinzel	Treasurer
Ellen Sheriff Rogers	General Counsel & Secretary
Jeffery E. Snyder	Assistant Treasurer
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary
27 _____________________________________________________________________________

Conectiv Solutions LLC 800 King Street P. O. Box 231 Wilmington, DE 19899
Directors:
Thomas S. Shaw - Chairman
William H. Spence
James P. Lavin
Officers:
Thomas S. Shaw	Chairman, President and CEO
James P. Lavin	Vice President, Controller & CFO
Arturo F. Agra	Vice President, Assistant Treasurer & Assistant Secretary
Donna J. Kinzel	Treasurer
Ellen Sheriff Rogers	General Counsel & Secretary
Jeffery E. Snyder	Assistant Treasurer
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary
Conectiv Thermal Systems, Inc. 1300 17th Street, North Suite 1600 Arlington, VA 22209
Directors:
E. R. Mayberry - Chairman
David Weiss
Peter Meier
Officers:
E. R. Mayberry	Chairman and CEO
David Weiss	President
Thomas Herzog	Vice President
James McDonnell	Treasurer
Peter Meier	Secretary
Adam Chmara	Assistant Secretary
28 _____________________________________________________________________________

DCI II, Inc. 800 King Street P. O. Box 231 Wilmington, DE 19899
Directors:
Thomas S. Shaw - Chairman
William H. Spence
James P. Lavin
Ariane Joseph-Lewis
Richard Brown
Officers:
Thomas S. Shaw	Chairman, President and CEO
James P. Lavin	Vice President, Controller & CFO
Donna J. Kinzel	Treasurer
Ellen Sheriff Rogers	General Counsel & Secretary
Jeffery E. Snyder	Assistant Treasurer
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary
DCTC-Burney, Inc. 800 King Street P. O. Box 231 Wilmington, DE 19899
Directors:
Thomas S. Shaw - Chairman
William H. Spence
James P. Lavin
Officers:
Thomas S. Shaw	Chairman and CEO
William H. Spence	President & COO
James P. Lavin	Vice President, Controller & CFO
Arturo F. Agra	Vice President, Assistant Treasurer & Assistant Secretary
Donna J. Kinzel	Treasurer
Ellen Sheriff Rogers	General Counsel & Secretary
Jeffery E. Snyder	Assistant Treasurer
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary
29 _____________________________________________________________________________

Delaware Operating Services Company 800 King Street P. O. Box 231 Wilmington, DE 19899
Directors:
Thomas S. Shaw - Chairman
William H. Spence
James P. Lavin
Officers:
Thomas S. Shaw	Chief Executive Officer
William H. Spence	President
James P. Lavin	Vice President & Controller
D. Bruce McClenathan	Vice President
Arturo F. Agra	Vice President, Assistant Treasurer & Assistant Secretary
Donna J. Kinzel	Treasurer
Jeffery E. Snyder	Assistant Treasurer
Ellen Sheriff Rogers	Secretary
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary
30 _____________________________________________________________________________

Delmarva Power & Light Company 800 King Street P. O. Box 231 Wilmington, DE 19899
Directors:
John M. Derrick, Jr. - Chairman
Joseph M. Rigby
Thomas S. Shaw
William T. Torgerson
Andrew W. Williams
Dennis R. Wraase
Officers:
John M. Derrick, Jr.	Chairman
Thomas S. Shaw	CEO
Joseph M. Rigby	President
Andrew W. Williams	Senior Vice President & CFO
Anthony J. Kamerick	Vice President & Treasurer
James P. Lavin	Vice President & Controller
Roberta S. Brown	Vice President
Jerry A. Elliott	Vice President
Gary L. Stockbridge	Vice President
J. Mack Wathen	Vice President, Assistant Treasurer & Assistant Secretary
James C. Weller	Vice President
Kirk J. Emge	General Counsel
Ellen Sheriff Rogers	Secretary
Gary L. Hanson	Assistant Treasurer & Assistant Secretary
Donna J. Kinzel	Assistant Treasurer
Jeffery E. Snyder	Assistant Treasurer
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary
31 _____________________________________________________________________________

Distributed Generation Partners, LLC 1300 17th Street, North Suite 1600 Arlington, VA 22209
Managers:
Richard Bailey
Glenn Simpson
Kurt Tella
David Weiss
Officers:
Kurt Tella	President
David Weiss	Vice President
Glenn Simpson	Treasurer
Richard Bailey	Secretary
Peter E. Meier	Assistant Secretary
Edison Place, LLC 1801 K Street, NW Suite 900 Washington, DC 20006
Officers:

John D. McCallum	Chairman, President
Leslie C. Zimberg	Vice President, General Counsel and Secretary
Kevin McGowan	Vice President and Treasurer
Richard Battista	Controller
Managers:
John D. McCallum	Manager
Kevin McGowan	Manager
Leslie C. Zimberg	Manager
32 _____________________________________________________________________________

Electro Ecology, Inc. 1300 17th Street, North Suite 1600 Arlington, VA 22209
Directors:
E. R. Mayberry
Peter E. Meier
David Weiss
Officers:
David Weiss	President
Peter E. Meier	Corporate Secretary
Engineered Services, Inc. 1300 17th Street, North Suite 1600 Arlington, VA 22209
Directors:
E. R. Mayberry
Robert Aylward
Peter E. Meier
Officers:
Robert Aylward	Chief Executive Officer
Michael Bletzecker	President
Michael J. Watt	Vice President
Peter E. Meier	Secretary
Adam S. Chmara	Assistant Secretary
33 _____________________________________________________________________________

Fauquier Landfill Gas, LLC 1300 17th Street, North Suite 1600 Arlington, VA 22209
Managers:
E. R. Mayberry	Member
Ed Borroni	Member
Charles R. Foster	Member
David Weiss	Member
Officers:
David Weiss	President
Charles R. Foster	Vice President
James McDonnell	Treasurer
Peter E. Meier	Secretary
Adam S. Chmara	Assistant Secretary
Friendly Skies, Inc. 1801 K Street, NW Suite 900 Washington, DC 20006
Directors:

Avril G. Harvey
John D. McCallum
Kevin McGowan
Diane Vucenich
Leslie C. Zimberg

Officers:
John D. McCallum	President
Kevin McGowan	Treasurer
Leslie C. Zimberg	Secretary
34 _____________________________________________________________________________

King Street Assurance Ltd. 800 King Street P. O. Box 231 Wilmington, DE 19899
Directors:
Thomas S. Shaw - Chairman
William H. Spence
James P. Lavin
David J. Doyle
James M. Macdonald (as alternate to D. J. Doyle only)
Officers:
Thomas S. Shaw	Chairman, President and CEO
James P. Lavin	Vice President, Controller & CFO
M. Howard Yourinson	Vice President
Donna J. Kinzel	Treasurer
I. S. Outerbridge	Secretary
Ellen Sheriff Rogers	General Counsel & Assistant Secretary
Jeffery E. Snyder	Assistant Treasurer
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary
Wayne Morgan	Assistant Secretary
MET Electrical Testing Company 1300 17th Street, North Suite 1600 Arlington, VA 22209
Directors:
E. R. Mayberry
Officers:
Robert Aylward	Chief Executive Officer
Frank Ceci	President
Catherine Davidson	Treasurer
Peter E. Meier	Secretary
Adam S. Chmara	Assistant Secretary
35 _____________________________________________________________________________

Nextgate, Inc. 1801 K Street, NW Suite 900 Washington, DC 20006
Directors:
John M. Derrick, Jr.
John D. McCallum
Dennis R. Wraase
Officers:
John D. McCallum	Chairman, President & Chief Executive Officer
Kevin McGowan	Vice President and Chief Financial Officer
John Ng	Vice President Engineering & Construction
Leslie C. Zimberg	Vice President, General Counsel and Secretary
PCI Air Management Corporation 1575 Delucci Lane #115 Reno, NV 89502
Directors:
John D. McCallum - Chairmen
Margie Vollman
Kevin McGowan
Leslie C. Zimberg
Officers:
John D. McCallum	President
Kevin McGowan	Vice President, Chief Financial Officer, Treasurer
Leslie C. Zimberg	Vice President, General Counsel and Secretary
Richard Battista	Controller
Margie Vollman	Assistant Secretary
36 _____________________________________________________________________________

PCI Energy Corporation 1801 K Street, NW Suite 900 Washington, DC 20006
Directors:
John D. McCallum - Chairman
Kevin McGowan
Leslie C. Zimberg
Officers:
John D. McCallum	President
Kevin McGowan	Vice President, Chief Financial Officer, Treasurer
Leslie C. Zimberg	Vice President, General Counsel and Secretary
Richard Battista	Controller
PCI Engine Trading, Ltd. 1801 K Street, NW Suite 900 Washington, DC 20006
Directors:
C. F. Cooper, A.
Donald H. Malcolm
John D. McCallum
Kevin McGowan
Dennis R. Wraase
Leslie C. Zimberg
John C. Collis, R. - Alternate Director
Officers:
Donald H. Malcolm	Chairman
C. F. Cooper, A.	Deputy Chairman
Leslie C. Zimberg	Vice President & Assistant Secretary
Kevin McGowan	Controller/Treasurer
Joan L. Barnes, K.	Secretary
37 _____________________________________________________________________________

PCI Ever, Inc. 1801 K Street, NW Suite 900 Washington, DC 20006
Directors:
John D. McCallum - Chairman
Margie Vollman
Kevin McGowan
Leslie C. Zimberg

Officers:
John D. McCallum	President
Kevin McGowan	Vice President, Chief Financial Officer, Treasurer
Leslie C. Zimberg	Vice President, General Counsel and Secretary
Richard Battista	Controller
Margie Vollman	Assistant Secretary
PCI Holdings, Inc. 1801 K Street, NW Suite 900 Washington, DC 20006
Directors:
John D. McCallum - Chairman
Laura Carlson
Kevin McGowan
Leslie C. Zimberg
Officers:
John D. McCallum	President
Kevin McGowan	Vice President, Chief Financial Officer, Treasurer
Leslie C. Zimberg	Vice President, General Counsel and Secretary
Richard Battista	Controller
Laura Carlson	Assistant Secretary
38 _____________________________________________________________________________

PCI Netherlands Corporation 1575 Delucchi Lane #115 Reno, NV 89502
Directors:
John D. McCallum - Chairman
Margie Vollman
Kevin McGowan
Leslie C. Zimberg
Officers:
John D. McCallum	President
Kevin McGowan	Vice President, Chief Financial Officer, Treasurer
Leslie C. Zimberg	Vice President, General Counsel and Secretary
Richard Battista	Controller
Margie Vollman	Assistant Secretary
PCI Queensland Corporation 1575 Delucchi Lane #115 Reno, NV 89502
Directors:
John D. McCallum - Chairman
Margie Vollman
Kevin McGowan
Leslie C. Zimberg
Officers:
John D. McCallum	President
Kevin McGowan	Vice President, Chief Financial Officer, Treasurer
Leslie C. Zimberg	Vice President, General Counsel and Secretary
Richard Battista	Controller
Margie Vollman	Assistant Secretary
39 _____________________________________________________________________________

Pedrick Gen., Inc. 800 King Street P. O. Box 231 Wilmington, DE 19899
Directors:
Thomas S. Shaw - Chairman
William H. Spence
James P. Lavin
Officers:
Thomas S. Shaw	Chairman and CEO
William H. Spence	President & COO
James P. Lavin	Vice President, Controller & CFO
Arturo F. Agra	Vice President, Assistant Treasurer & Assistant Secretary
Donna J. Kinzel	Treasurer
Ellen Sheriff Rogers	General Counsel & Secretary
Jeffery E. Snyder	Assistant Treasurer
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary
Pepco Building Services, Inc. 1300 17th Street, North Suite 1600 Arlington, VA 22209
Directors:
Robert Aylward
E. R. Mayberry
Peter E. Meier
Officers:
E. R. Mayberry	Chief Executive Officer
Robert Aylward	President and COO
Peter E. Meier	General Counsel & Secretary
Adam S. Chmara	Deputy General Counsel and Assistant Secretary
40 _____________________________________________________________________________

Pepco Communications, Inc. 1801 K Street, NW Suite 900 Washington, DC 20006
Directors:
John M. Derrick, Jr.
John D. McCallum
Officers:
John M. Derrick, Jr.	Chairman
Dennis R. Wraase	Vice Chairman
John D. McCallum	President and Chief Executive Officer
Arsalan Azarsa	Vice President and Controller
John H Ng	Vice President - Telecommunications Engineering
Leslie C. Zimberg	Secretary
Pepco Communications, LLC 1801 K Street, NW Suite 900 Washington, DC 20006
Managers:
John M. Derrick, Jr.	Manager
John D. McCallum	Manager
Dennis R. Wraase	Manager
Officers:
John M. Derrick, Jr.	Chairman
Dennis R. Wraase	Vice Chairman
John D. McCallum	President and Chief Executive Officer
Arsalan Azarsa	Vice President and Controller
John Ng	Vice President - Telecommunications Engineering
Leslie C. Zimberg	Secretary
41 _____________________________________________________________________________

Pepco Energy Services, Inc. 1300 17th Street, North Suite 1600 Arlington, VA 22209
Directors:
John M. Derrick, Jr. - Chairman
E. R. Mayberry
Thomas S. Shaw
William T. Torgerson
Andrew W. Williams
Dennis R. Wraase
Officers:
E. R. Mayberry	President & Chief Executive Officer
Mark Kumm	President & Chief Operating Officer, Asset Management Group
David Weiss	President, Performance Management Group
Robert Aylward	President, Pepco Building Services, Inc.
James C. McDonnell	Vice President & Chief Financial Officer
Peter E. Meier	Vice President, General Counsel, & Secretary
Caryn Bacon	Vice President - Asset Management Group
Ed Borroni	Vice President - Performance Management Group
Steven Griffin	Vice President - Performance Management Group
Robert W. Hollis	Vice President - Performance Management Group
John Huffman	Vice President - Performance Management Group
Jim Lukas	Vice President - Asset Management Group
A. Glenn Simpson	Vice President - Product Development
Scott Snyder	Vice President - Risk Management
Adam S. Chmara	Deputy General Counsel & Assistant Secretary
Brad McDonald	Treasurer
Peter McPhun	Controller
42 _____________________________________________________________________________

Pepco Enterprises, Inc. 1300 17th Street, North Suite 1600 Arlington, VA 22209
Directors:
E. R. Mayberry
Robert Aylward
Peter E. Meier
Officers:
Robert Aylward	President
Peter E. Meier	Vice President, General Counsel and Secretary
Pepco Government Services, LLC 1300 17th Street, North Suite 1600 Arlington, VA 22209
Managers:
E. R. Mayberry
David Weiss
Officers:
E. R. Mayberry	Chief Executive Officer
David Weiss	President
James C. McDonnell	Treasurer
Peter E. Meier	Secretary
Adam S. Chmara	Assistant Secretary
43 _____________________________________________________________________________

Pepco Holdings, Inc. 701 Ninth Street NW Washington, DC 20068
Directors:
John M. Derrick, Jr.
Edmund B. Cronin, Jr.
Terence C. Golden
George F. MacCormack
Richard B. McGlynn
Judith A. McHale
Floretta D. McKenzie
Lawrence C. Nussdorf
Peter F. O'Malley
Pauline A. Schneider
Dennis R. Wraase
A. Thomas Young

Officers:
John M. Derrick, Jr.	Chairman
Dennis R. Wraase	President & CEO
William T. Torgerson	Vice Chairman and General Counsel
Thomas S. Shaw	Executive Vice President
Andrew W. Williams	Senior Vice President and CFO
Ed R. Mayberry	Senior Vice President
John D. McCallum	Senior Vice President
Beverly L. Perry	Senior Vice President
Joseph M. Rigby	Senior Vice President
William J. Sim	Senior Vice President
William H. Spence	Senior Vice President
Denis M. Canty	Vice President
Kenneth P. Cohn	Vice President and CIO
Jill R. Downs	Vice President
Kirk J. Emge	Vice President
Anthony J. Kamerick	Vice President & Treasurer
James P. Lavin	Vice President & Controller
James S. Potts	Vice President
Ellen Sheriff Rogers	Vice President, Secretary & Assistant Treasurer
Barbara J. Williams	Vice President
Karen G. Almquist	Assistant Treasurer & Assistant Secretary
Donna J. Kinzel	Assistant Treasurer
Kathy A. White	Assistant Controller
Anton Zeithammel	Assistant Controller
44 _____________________________________________________________________________

Pepco Technologies LLC 1801 K Street, NW Suite 900 Washington, DC 20006
Manager:
John D. McCallum
Officer
John D. McCallum	Chief Executive Officer
PepMarket.com, LLC 701 Ninth Street NW Washington, DC 20068
Managers
Dennis R. Wraase	Chairman
John M. Derrick, Jr.
William T. Torgerson
Andrew W. Williams

Officers
Dennis R. Wraase	Chairman and Chief Executive Officer
James J. Demarest	President and Chief Operating Officer
Joy J. Dorsey	Deputy General Counsel and Corporate Secretary
Richard Battista	Controller
PES Home Services of Virginia 1300 17th Street, North Suite 1600 Arlington, VA 22209
Directors:
Ed R. Mayberry
Peter E. Meier

Officers:
Peter E. Meier	Secretary
Adam Chmara	Assistant Secretary
45 _____________________________________________________________________________

PES Landfill Gas Corporation 1300 17th Street, North Suite 1600 Arlington, VA 22209
Directors:
Ed R. Mayberry
David Weiss
PHI Operating Services Company 800 King Street P.O. Box 231 Wilmington, DE 19899
Directors:
Thomas S. Shaw	Chairman
William H. Spence
James P. Lavin

Officers:
Thomas S. Shaw	Chief Executive Officer
William H. Spence	President
James P. Lavin	Vice President & Controller
D. Bruce McClenathan	Vice President
Arturo F. Agra	Vice President, Assistant Treasurer & Assistant Secretary
Donna J. Kinzel	Treasurer
Jeffery E. Snyder	Assistant Treasurer
Ellen Sheriff Rogers	Secretary
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary
46 _____________________________________________________________________________

PHI Service Company 800 King Street P.O. Box 231 Wilmington, DE 19899
Directors:
John M. Derrick, Jr.	Chairman
Thomas S. Shaw
William T. Torgerson
Andrew W. Williams
Dennis R. Wraase

Officers:
John M. Derrick, Jr	Chairman
Dennis R. Wraase	Chief Executive Officer
Thomas S. Shaw	President & COO
William T. Torgerson	Executive Vice President & General Counsel
Andrew W. Williams	Senior Vice President & CFO
Beverly L. Perry	Senior Vice President
Joseph M. Rigby	Senior Vice President
William J. Sim	Senior Vice President
William H. Spence	Senior Vice President
Kenneth P. Cohn	Vice President
Jill R. Downs	Vice President
Kirk J. Emge	Vice President
William M. Gausman	Vice President
Ernest J. Jenkins	Vice President
Anthony J. Kamerick	Vice President & Treasurer
Albert F. Kirby	Vice President
James P. Lavin	Vice President & Controller
Michael W. Maxwell	Vice President
Kevin McGowan	Vice President
George W. Potts	Vice President
James S. Potts	Vice President
Ellen Sheriff Rogers	Vice President & Secretary
J. Mack Wathen	Vice President
Barbara J. Williams	Vice President
Donna J. Kinzel	Assistant Treasurer
Jeffery E. Snyder	Assistant Treasurer
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary
47 _____________________________________________________________________________

POM Holdings, Inc. 701 Ninth Street NW Washington, DC 20068
Directors:
John M. Derrick, Jr.
Ed R. Mayberry
John D. McCallum
Andrew W. Williams
Dennis R. Wraase

Officers:
Dennis R. Wraase	Chairman of the Board & Chief Executive Officer
Ed R. Mayberry	President - Pepco Energy Services Group
John D. McCallum	President - PCI Group
Joy J. Dorsey	Deputy General Counsel and Corporate Secretary
Richard Battista	Controller
Potomac Aircraft Leasing Corporation 1585 Delucchi Lane #115 Reno, NV 89502
Directors:
John D. McCallum	Chairman
Laura Carlson
Kevin McGowan
Leslie C. Zimberg

Officers:
John D. McCallum	President
Kevin McGowan	Vice President, Chief Financial Officer, Treasurer
Leslie C. Zimberg	Vice President, General Counsel and Secretary
Richard Battista	Controller
Laura Carlson	Assistant Secretary
48 _____________________________________________________________________________

Potomac Capital Investment Corporation 1801 K Street, NW Suite 900 Washington, DC 20006
Directors:
John M. Derrick, Jr.	Chairman
John D. McCallum
Thomas S. Shaw
William T. Torgerson
Andrew W. Williams
Dennis R. Wraase

Officers:
John D. McCallum	President and Chief Executive Officer
Kevin McGowan	Senior Vice President and Chief Financial Officer
Leslie C. Zimberg	Senior Vice President and General Counsel
Richard Battista	Controller
Joy J. Dorsey	Vice President, Deputy General Counsel and Secretary
Kenneth M. Sobien	Treasurer
Potomac Capital Joint Leasing Corporation 1801 K Street, NW Suite 900 Washington, DC 20006
Directors:
John D. McCallum	Chairman
Laura Carlson
Kevin McGowan
Leslie C. Zimberg

Officers:
John D. McCallum	President
Kevin McGowan	Vice President, Chief Financial Officer, Treasurer
Leslie C. Zimberg	Vice President, General Counsel and Secretary
Richard Battista	Controller
Laura Carlson	Assistant Secretary
49 _____________________________________________________________________________

Potomac Capital Markets Corporation 1801 K Street, NW Washington, DC 20006
Directors:
John D. McCallum	Chairman
Kevin McGowan
Leslie C. Zimberg

Officers:
John D. McCallum	President
Kevin McGowan	Vice President, Chief Financial Officer, Treasurer
Leslie C. Zimberg	Vice President, General Counsel and Secretary
Richard Battista	Controller
Potomac Delaware Leasing Corporation 1801 K Street, NW Suite 900 Washington, DC 20006
Directors:
John D. McCallum	Chairman
Laura Carlson
Joy J. Dorsey
Kevin McGowan

Officers:
John D. McCallum	President
Kevin McGowan	Vice President, Chief Financial Officer, Treasurer
Leslie C. Zimberg	Vice President, General Counsel and Secretary
Richard Battista	Controller
Laura Carlson	Assistant Secretary
50 _____________________________________________________________________________

Potomac Electric Power Company 701 Ninth Street, NW Washington, DC 20068
Directors:
John M. Derrick, Jr., Chairman
Dennis R. Wraase
William T. Torgerson
Andrew W. Williams
Thomas S. Shaw
William J. Sim
Officers:
John M. Derrick, Jr.	Chairman of the Board
Dennis R. Wraase	Chief Executive Officer
William J. Sim	President and Chief Operating Officer
Andrew W. Williams	Senior Vice President and Chief Financial Officer
Roberta S. Brown	Vice President
William M. Gausman	Vice President
Anthony J. Kamerick	Vice President and Treasurer
James P. Lavin	Vice President and Controller
Michael W. Maxwell	Vice President
Michael J. Sullivan	Vice President
Stanley A. Wisniewski	Vice President
Kirk J. Emge	General Counsel
Ellen Sheriff Rogers	Secretary and Assistant Treasurer
Karen G. Almquist	Assistant Treasurer and Assistant Secretary
James J. Demarest, Jr.	Assistant Treasurer and Assistant Secretary
Donna J. Kinzel	Assistant Treasurer
51 _____________________________________________________________________________

Potomac Equipment Leasing Corporation 1575 Delucci Lane #115 Reno, NV 89502
Directors:
John D. McCallum	Chairman
Laura Carlson
Kevin McGowan
Leslie C. Zimberg

Officers:
John D. McCallum	President
Kevin McGowan	Vice President, Chief Financial Officer, Treasurer
Leslie C. Zimberg	Vice President, General Counsel and Secretary
Richard Battista	Controller
Laura Carlson	Assistant Secretary
Potomac Harmans Corporation 1801 K Street, NW Suite 900 Washington, DC 20006
Directors:
John D. McCallum	Chairman
Kevin McGowan
Leslie C. Zimberg

Officers:
John D. McCallum	President
Kevin McGowan	Vice President, Chief Financial Officer, Treasurer
Leslie C. Zimberg	Vice President, General Counsel and Secretary
Richard Battista	Controller
52 _____________________________________________________________________________

Potomac Nevada Corporation 1575 Delucci Lane #115 Reno, NV 89502
Directors:
John D. McCallum	Chairman
Laura Carlson
Kevin McGowan
Leslie C. Zimberg

Officers
John D. McCallum	President
Kevin McGowan	Vice President, Chief Financial Officer, Treasurer
Leslie C. Zimberg	Vice President, General Counsel and Secretary
Richard Battista	Controller
Laura Carlson	Assistant Secretary
Potomac Nevada Investment Inc. 1575 Delucci Lane #115 Reno, NV 89502
Directors:
John D. McCallum	Chairman
Kevin McGowan
Laura Carlson
Leslie C. Zimberg

Officers:
John D. McCallum	President
Kevin McGowan	Vice President, Chief Financial Officer, Treasurer
Leslie C. Zimberg	Vice President, General Counsel and Secretary
Richard Battista	Controller
53 _____________________________________________________________________________

Potomac Nevada Leasing Corporation 1575 Delucci Lane #115 Reno, NV 89502
Directors:
John D. McCallum	Chairman
Kevin McGowan
Laura Carlson
Leslie C. Zimberg

Officers:
John D. McCallum	President
Kevin McGowan	Vice President, Chief Financial Officer, Treasurer
Leslie C. Zimberg	Vice President, General Counsel and Secretary
Richard Battista	Controller
Laura Carlson	Assistant Secretary
Potomac Power Resources, LLC 1300 17th Street, North Suite 1600 Arlington, VA 22209
Directors:
Ed R. Mayberry
Peter E. Meier

Officers:
Ed R. Mayberry	President
Peter E. Meier	Secretary
James C. McDonnell	Treasurer
54 _____________________________________________________________________________

Rolling Hills Landfill Gas, LLC 1300 17th Street, North Suite 1600 Arlington, VA 22209
Managers:
Ed R. Mayberry
Ed Borroni
Charles R. Foster
David Weiss
Officers:
David Weiss	President
Charles R. Foster	Vice President
James C. McDonnell	Treasurer
Adam S. Chmara	Secretary
Seaboard Mechanical Services, Inc. 1300 17th Street, North Suite 1600 Arlington, VA 22209
Directors:
Ed R. Mayberry
Robert Aylward
Peter E. Meier

Officers:
Robert Aylward	Chief Executive Officer
Jason Sanker	President
Peter E. Meier	Secretary
Adam Chmara	Assistant Secretary
55 _____________________________________________________________________________

Severn Construction Services, LLC 1300 17th Street, North Suite 1600 Arlington, VA 22209
Manager:
Robert Aylward	Chairman
Officers:
Robert Aylward	Chief Executive Officer
T. Scott Agnor	President
Peter E. Meier	Secretary
Catherine Davidson	Treasurer
Adam Chmara	Assistant Secretary
Trigen-Pepco Energy Services, LLC 1300 17th Street, North Suite 1600 Arlington, VA 22209
Managers:
Charles Abbott
Steven G. Smith
David Weiss
Peter E. Meier
Unitemp, Inc. 1300 17th Street, North Suite 1600 Arlington, VA 22209
Directors:
Ed R. Mayberry
Robert Aylward
Peter E. Meier
Officers:
Robert Aylward	Chief Executive Officer
Phil Masters	President and Chief Operating Officer
Peter E. Meier	Secretary
Catherine Davidson	Treasurer and Assistant Secretary
56 _____________________________________________________________________________

Vineland General, Inc. 800 King Street P.O. Box 231 Wilmington, DE 19899
Directors:
Thomas S. Shaw	Chairman
William H. Spence
James P. Lavin
Officers:
Thomas S. Shaw	Chairman and CEO
William H. Spence	President & COO
James P. Lavin	Vice President, Controller & CFO
Arturo F. Agra	Vice President, Assistant Treasurer & Assistant Secretary
Donna J. Kinzel	Treasurer
Ellen Sheriff Rogers	General Counsel & Secretary
Jeffery E. Snyder	Assistant Treasurer
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary
Vineland Ltd., Inc. 800 King Street P.O. Box 231 Wilmington, DE 19899
Directors:
Thomas S. Shaw	Chairman
Barbara S. Graham
James P. Lavin
Officers:
Thomas S. Shaw	Chairman and CEO
William H. Spence	President & COO
Barbara S. Graham	Senior Vice President
James P. Lavin	Vice President, Controller & CFO
Arturo F. Agra	Vice President, Assistant Treasurer & Assistant Secretary
Donna J. Kinzel	Treasurer
Ellen Sheriff Rogers	General Counsel & Secretary
Jeffery E. Snyder	Assistant Treasurer
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary
57 _____________________________________________________________________________

W. A. Chester Corporation 1300 17th Street, North Suite 1600 Arlington, VA 22209
Director:
Robert Aylward
Officers:
Robert Aylward	Chief Executive Officer
Robert L. Thompson, Jr.	President
Frankie L. Musick	Secretary
Catherine Davidson	Treasurer
W.A. Chester, L.L.C. 1300 17th Street, North Suite 1600 Arlington, VA 22209
Managers:
Robert Aylward	Chairman
Officers:
Robert Aylward	Chief Executive Officer
Robert L. Thompson, Jr.	President
Frankie L. Musick	Corporate Secretary
Catherine Davidson	Treasurer
58 _____________________________________________________________________________

ITEM 6. OFFICERS AND DIRECTORS (Continued)
Part II. Financial connections of directors and executive officers as of December 31, 2003.
Peter F. O'Malley is a director of Pepco Holdings, Inc. and Legg Mason, Inc. He is eligible to serve as a director of Pepco Holdings, Inc. pursuant to Rule 70(b)(4).

Item 6, Part III (a). COMPENSATION OF DIRECTORS AND OFFICERS

(Item 6, Part III (a) and Item 6, Part III (b) conform with presentations in Pepco Holding, Inc.'s definitive Proxy Statement for the 2004 Annual Meeting of Shareholders)

EXECUTIVE COMPENSATION

          The following table sets forth compensation information for each of the last three fiscal years ended December 31, for the Chief Executive Officer and the four other most highly compensated executive officers of the Company determined on the basis of aggregate salary and bonus for the year ended December 31, 2003 (collectively, the "Named Executive Officers"). The information presented in the table on and after August 1, 2002 reflects compensation paid by the Company or its subsidiaries, and for periods prior to August 1, 2002 reflects compensation paid by Pepco, in the cases of Messrs. Derrick, Wraase, Torgerson and Williams, and by Conectiv or its subsidiaries, in the case of Mr. Shaw.

SUMMARY COMPENSATION TABLE
	Annual Compensation				Long-Term Incentive Plan Awards
Name and Principal Position	Year	Salary	Bonus(6)	Other Annual Compen- sation(7)	Restricted Stock(8)	Options(9)	Incentive Plan Payouts (10)	All Other Compen- sation(11)
John M. Derrick, Jr. Chairman	2003 2002 2001	$805,000 727,000 640,000	$ 0 493,997 204,329	$ 37,180 31,509 26,701	$ 0 545,752 0	119,900 119,900	$ 0 90,513 635,097	$ 26,737 33,824 61,480
Dennis R. Wraase President and Chief Executive Officer	2003 2002 2001	558,333 455,333 423,333	0 257,833 135,156	8,124 7,063 6,142	299,997 205,915 0	0 48,000 48,000	0 58,946 283,186	29,488 22,673 38,688
Thomas S. Shaw Executive Vice President	2003 2002 2001	460,000 442,000 425,000	0 226,083 142,375	0 0 0	0 1,760,916 245,000	0 68,333 68,800	0 0 0	10,434 1,043,422 60,935
William T. Torgerson Vice Chairman and General Counsel	2003 2002 2001	396,000 349,000 336,667	0 158,097 107,486	6,821 5,932 5,158	0 141,382 0	0 39,000 30,000	0 57,394 220,938	23,310 18,488 31,508
Andrew W. Williams Senior Vice President and Chief Financial Officer	2003 2002 2001	320,000 292,000 266,667	0 132,276 85,137	0 0 0	0 121,193 0	0 30,000 30,000	0 31,800 80,666	14,858 13,206 24,490
59 _____________________________________________________________________________

(6)	Bonus. For Mr. Shaw, the amount shown for 2001 does not include the portion of the bonus deferred and reported in the restricted stock column for that year, see footnote 8 below.
(7)

Other Annual Compensation.    Amounts in this column for each year represent above-market earnings earned by the executive on deferred compensation under the Pepco Deferred Compensation Plan assuming retirement at age 65. The amounts are reduced if the executive terminates employment prior to age 62 for any reason other than death, total or permanent disability or a change in control of Pepco. In the event of a change in control and termination of the participant's employment, a lump sum payment will be made equal to the net present value of the expected payments at age 65 discounted using the Pension Benefit Guaranty Corporation immediate payment interest rate plus one-half of one percent. Payments to the executives are funded by Pepco-owned life insurance policies held in trust. Pepco has purchased such policies on participating individuals under a program designed so that if assumptions as to mortality experience, policy return and other factors are realized, the compensation deferred and the death benefits payable to Pepco under such insurance policies will cover all premium payments and benefit payments projected under this program, plus a factor for the use of Pepco funds.

(8)

Restricted Stock.    The amount in this column for 2003 for Mr. Wraase represents the dollar value on the grant date of restricted shares of Common Stock awarded under the Company's Long-Term Incentive Plan. The restricted shares granted to Mr. Wraase in 2003 vest on June 1, 2006 if he is continuously employed by the Company through that date. Amounts in this column for 2002 represent the dollar value on the grant date of restricted shares of Common Stock awarded to each of Messrs. Derrick, Wraase, Shaw, Torgerson and Williams under the Merger Success Integration Program implemented under the Company's Long-Term Incentive Plan. The dollar value in each case is calculated by multiplying the number of restricted shares by the market price of the Common Stock on the grant date. Twenty percent of the restricted shares granted in 2002 vested on August 1, 2003, and the remaining vest as follows: 30% on August 1, 2004 and the remaining 50% on August 1, 2005 if the executive remains employed by the Company through those dates. Dividends are paid on the restricted shares.

     In addition, for Mr. Shaw, amounts in this column for 2002 represent the dollar value on the grant date of 65,000 restricted shares of Conectiv common stock granted to him under the Conectiv Long-Term Incentive Plan. The 65,000 shares were converted in connection with the merger into 83,333 shares of restricted Common Stock issued under the Company's Long-Term Incentive Plan. The converted shares vest over a three-year period if Mr. Shaw remains employed by the Company through those dates. Twenty-three percent of these shares vested on January 1, 2004. The remaining shares vest as follows: 23% on January 1, 2005, and the remaining 54% on January 1, 2006. Dividends are paid on the restricted shares. Under the Conectiv Executive Incentive Plan, Mr. Shaw was required to defer for at least three years receipt of 20% of his bonus in 2001 in the form of restricted stock units purchased under Conectiv's Management Stock Purchase Program at a 20% discount to the then-current market price of the Conectiv common stock. For Mr. Shaw, the amount shown for 2001 reflects the dollar value of these restricted stock units calculated by multiplying the number of restricted stock units purchased by the market price of the Conectiv common stock on the purchase date. These restricted stock units vested as of the date of the merger and were canceled in exchange for a cash payment in the amount of $200,000, which was calculated by multiplying the number of restricted stock units by the exchange value per share of the Conectiv common stock in the merger.

The number and aggregate market value of all restricted shares of Common Stock held by the Named Executive Officers at December 31, 2003 were: 22,123 with a market value of $434,053 for Mr. Derrick, 23,169 shares with a market value of $454,576 for Mr. Wraase, 90,305 shares with a market value of $1,771,784 for Mr. Shaw, 5,731 shares with a market value of $112,442 for Mr. Torgerson and 4,913 shares with a market value of $96,393 for Mr. Williams.

(9)

Options.     Amounts in this column for each of the former Pepco executives represent the stock options granted under the Pepco Long-Term Incentive Plan. At the time of the merger, these options were exchanged on a one-for-one basis for Company stock options granted under the Company's Long-Term Incentive Plan. In 2002, prior to the merger, Mr. Shaw was awarded 53,300 Conectiv stock options. At the time of the merger, these options were exchanged on a 1 for 1.28205 basis for 68,333 Company stock options granted under the Company's Long-Term Incentive Plan.

60 _____________________________________________________________________________

In addition to the options granted in 2002, at the date of the merger, Mr. Shaw held options to purchase 316,700 shares of Conectiv common stock, including options awarded to Mr. Shaw in 2001 (68,800). These options vested as of the date of the merger and were canceled in exchange for a cash payment in the amount of $1,200,218 which is the aggregate difference between the exercise price of each option and the exchange value per share of the Conectiv common stock in the merger.

(10)

Incentive Plan Payouts.     Amounts in this column for the executives represent the value of vested Common Stock under Pepco Holdings, Inc.'s Performance Restricted Stock Program, a component of the Company's Long-Term Incentive Plan. The amounts shown for 2002 consist of 33 1/3% of Common Stock award from the one-year performance cycle ended December 31, 1999 (the "One-Year 1999 Cycle"), 33 1/3% of the Common Stock award from the eight-month performance cycle ended December 31, 1999 (the "Eight-Month 1999 Cycle"), and 100% of the Common Stock award from the three-year cycle ended December 31, 2002 that vested on January 1, 2003. The amounts shown for 2001 consist of 33 1/3% of the Common Stock award from the One-Year 1999 Cycle, 33 1/3% of the Common Stock award from the Eight-Month 1999 Cycle and 100% of the Common Stock from the three-year cycle ended December 31, 2001 that vested on January 1, 2002. The value of the vested Common Stock was calculated by multiplying the number of vested shares by the market price of the Common Stock on the day preceding the vesting date.

(11)

All Other Compensation.     Amounts in this column for 2003 consist of (i) Pepco's contributions to the Pepco Savings Plan for Exempt Employees of $9,250, $9,250, $9,331 and $5,002 for Messrs. Derrick, Wraase, Torgerson and Williams, respectively, and Conectiv's contribution to the Savings and Investment Plan of $3,726 for Mr. Shaw, (ii) Company contributions to the Executive Deferred Compensation Plan due to Internal Revenue Service limitations on maximum contributions to the Pepco Savings Plan for Exempt Employees and, in the case of Mr. Shaw, the Conectiv Savings and Investment Plan, of $5,132, $14,734, $2,296, $8,820 and $7,920 for Messrs. Derrick, Wraase, Shaw, Torgerson and Williams, respectively, and (iii) the term life insurance premiums paid by the Company for Messrs. Derrick, Wraase, Shaw, Torgerson and Williams of $12,355, $5,504, $4,412, $5,159 and $1,936, respectively.

61 _____________________________________________________________________________

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES
	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Shares Underlying Unexercised Options at End of Fiscal Year		Value of Unexercised In-the-Money Options at End of Fiscal Year(12)
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
John M. Derrick, Jr.	0	0	288,235	179,850	0	0
Dennis R. Wraase	0	0	93,843	72,000	0	0
Thomas S. Shaw	0	0	0	68,333	0	$40,316
William T. Torgerson	0	0	69,093	51,750	0	0
Andrew W. Williams	0	0	44,159	40,075	0	0

(12)

Value of Unexercised In-the-Money Options at End of Fiscal Year.    The value of unexercised in-the-money options at December 31, 2003 is calculated by multiplying the number of shares by the amount by which the fair market value of the Common Stock on the last trading day of 2003, as reported by the NYSE, exceeds the option exercise price. For Messrs. Derrick, Wraase, Torgerson and Williams, the closing price of the Common Stock on the last trading day of 2003 was less than the option exercise prices, making the value of the unexercised in-the-money options zero.

LONG-TERM INCENTIVE PLAN-AWARDS IN LAST FISCAL YEAR
Name	Performance or Other Period Until Maturation or Payout	Threshold Number of Shares	Target Number of Shares	Maximum Number of Shares
John M. Derrick, Jr.	2004-2006 2003-2005	0 0	26,400 11,465	52,800 22,931

Dennis R. Wraase	2004-2006 2003-2005	0 0	39,300 4,327	78,600 8,654

Thomas S. Shaw	2004-2006 2003-2005	0 0	21,400 3,614	42,800 7,228

William T. Torgerson	2004-2006 2003-2005	0 0	19,700 2,971	39,400 5,942

Andrew W. Williams	2004-2006 2003-2005	0 0	12,200 2,547	24,400 5,094

          The preceding table sets forth the performance award opportunities granted to the Named Executive Officers in 2003 in accordance with the Performance Restricted Stock Program and the Merger Integration Success Program established under the Company's Long-Term Incentive Plan. The awards consist of new awards made in 2003 and an extension of the performance period for certain awards made in 2002. The new 2003 awards relate to performance over a three-year period beginning in 2004 and ending in 2006. Depending on the extent to which the performance criteria are satisfied, the executive will earn some or all of the maximum award of shares of Common Stock. The performance measure is the Company's total shareholder return compared to other companies in a peer group comprised of 20 gas and electric distribution companies. A participant is eligible to earn a number of shares of Common Stock ranging from 0% to 200% of the target performance award to the extent that the performance objectives are achieved. The performance objectives are fixed at the time the awards are made. However, if, during the

62 ________________________________________________________________________

course of a performance period, a significant event occurs, as determined in the sole discretion of the Compensation/Human Resources Committee, which the Committee expects to have a substantial effect on total shareholder performance during the period, the Committee may revise such measures.

          In 2002, the Company granted performance award opportunities under which the recipient would have been entitled to earn some or all of the maximum award of shares of Common Stock based on Company performance and the extent to which operating efficiencies and expense reduction goals were attained through December 31, 2003, including maximum awards to Messrs. Derrick, Wraase, Shaw, Torgerson and Williams of 20,741, 7,826, 6,537, 5,374 and 4,606 shares, respectively. Although the goals were met in 2003, the Committee determined that the shares would not vest until 2005, and then only if the cost reduction goals were maintained and the Company's financial performance is satisfactory. The increase in the maximum number of shares that each of the named executive officers is eligible to earn reflects a reallocation of shares forfeited by other executives who did not meet performance objectives as well as a number of shares reflecting accrued dividends for the period August 1, 2002 through December 31, 2003.

In all cases, the shares of Common Stock earned by a participant will vest immediately on the date that the performance award is earned.
PEPCO PENSION PLAN TABLE

Average Annual Salary in Final Three Years of Employment	Annual Retirement Benefits
	Years in Plan
	15	20	25	30	35	40
$250,000	$66,000	$88,000	$109,000	$131,000	$153,000	$175,000
$350,000	$92,000	$123,000	$153,000	$184,000	$214,000	$245,000
$450,000	$118,000	$158,000	$197,000	$236,000	$276,000	$315,000
$550,000	$144,000	$193,000	$241,000	$289,000	$337,000	$385,000
$650,000	$171,000	$228,000	$284,000	$341,000	$398,000	$455,000
$750,000	$197,000	$263,000	$328,000	$394,000	$459,000	$525,000
$850,000	$223,000	$298,000	$372,000	$446,000	$521,000	$595,000
$950,000	$249,000	$333,000	$416,000	$499,000	$582,000	$665,000
$1,050,000	$276,000	$368,000	$459,000	$551,000	$643,000	$735,000
$1,150,000	$302,000	$403,000	$503,000	$604,000	$740,000	$805,000
$1,250,000	$328,000	$438,000	$547,000	$656,000	$766,000	$875,000

The Pepco Holdings Retirement Plan consists of the Pepco General Retirement Plan and the Conectiv Retirement Plan.

          The Pepco General Retirement Plan provides participating employees with at least five years of service with retirement benefits based on the participant's average salary (the term "salary" being equal to the amounts contained in the Salary column of the Summary Compensation Table) for the final three years of employment and the number of years of credited service under the Plan at the time of retirement. Normal retirement under this Plan is age 65. Plan benefits are subject to an offset for any Social Security benefits. Benefits under the Plan may be reduced under provisions of the Internal Revenue Code and by salary deferrals under Pepco's deferred compensation plans (other than the participant's pre-tax contributions made under the Savings Plan). If an executive's retirement benefits under the Plan are reduced by any such limitations, Pepco will pay a supplemental retirement benefit to the eligible executive that is designed to maintain total retirement benefits at the formula level of the Plan. In addition, for

63 ________________________________________________________________________

executives who retire at age 59 or older, their retirement benefit will be calculated by adding the average of the highest three annual incentive awards in the last five consecutive years to their average salary over the final three years of their employment. The annual incentive amounts are equal to the amounts shown in the Bonus column of the Summary Compensation Table. The current age, years of credited service and compensation used to determine retirement benefits (including supplemental benefits) for the officers named in the Summary Compensation Table who are participants in the Plan are as follows: Mr. Derrick, age 64, 40 years of credited service and $1,041,832; Mr. Wraase, age 60, 34 years of credited service and $667,573; Mr. Torgerson, age 59, 34 years of credited service and $495,982; and Mr. Williams, age 54, 29 years of credited service and $395,761. Annual benefits at age 65 (including the effect of the Social Security offset) are illustrated in the table above.

          Mr. Shaw participates in the Conectiv Retirement Plan and the Conectiv Supplemental Executive Retirement Plan. The Conectiv Retirement Plan is a cash balance pension plan, but also includes certain "grandfathered" rights under the Delmarva Retirement Plan that apply to employees, including Mr. Shaw, who had attained either 20 years of service or age 50 on or before January 1, 1999. The Conectiv Supplemental Executive Retirement Plan provides supplemental retirement benefits to which the participating executives would be entitled in the absence of federal tax law limitations on the benefits payable under the Conectiv Retirement Plan.

          Under the Conectiv Retirement Plan, a record-keeping account in a participant's name is credited with an amount equal to a percentage of the participant's total pay, including base pay, overtime and bonuses, depending on the participant's age at the end of the plan year. For Mr. Shaw, the percentage currently is 10%. These accounts also receive interest credits equal to prevailing U.S. Treasury Bill rates during the year. In addition, some of the annuity benefits earned by participants under the former Delmarva Retirement Plan are fully protected as of December 31, 1998, and were converted to an equivalent cash amount and included in each participant's initial cash balance account. Benefits generally become vested after five years of service. When a participant terminates employment, the amount credited to his or her account is converted into an annuity or paid in a lump sum. There is no Social Security offset under the Conectiv Retirement Plan. The estimated retirement benefits, including supplemental retirement benefits, payable to Mr. Shaw under the Conectiv Retirement Plan, calculated based on the cash balance formula and including the Delmarva Retirement Plan credit, if he were to retire at normal retirement age of 65, expressed in the form of a lump sum payment, would be $6,865,000.

          Under the Conectiv Retirement Plan's grandfathering provisions, employees who participated in the Delmarva Retirement Plan and who met age and service requirements as of January 1, 1999, are assured a minimum retirement benefit calculated for all years of service up to the earlier of December 31, 2008 or retirement according to their original benefit formula under the applicable plan. There is no Social Security offset under the Delmarva Retirement Plan. This benefit will be compared to the cash balance account and the employee will receive whichever is greater. The benefit is payable in the form of various annuity options or a lump sum. On December 31, 2008, the participant's grandfathered benefit under the Delmarva Retirement Plan will be frozen, and all future benefit accruals will be under the cash balance formula of the Conectiv Retirement Plan.

64 ________________________________________________________________________

          Mr. Shaw was a participant in the Delmarva Retirement Plan. His annual benefits under the Plan at age 65, as supplemented by the Conectiv Supplemental Executive Retirement Plan, are illustrated in the table below. Mr. Shaw's current years of credited service and earnings used to determine retirement benefits are as follows: 32 years of credited service and $696,583. Earnings consist of base salary and bonus as shown in Salary and Bonus columns of the Summary Compensation Table.

DELMARVA PENSION PLAN TABLE
Average Annual Earnings for the 5 Consecutive Years of Earnings that result in the Highest Average	Annual Retirement Benefits
	Years in Plan
	15	20	25	30	35	40
$300,000	$72,000	$96,000	$120,000	$144,000	$168,000	$192,000
$400,000	$96,000	$128,000	$160,000	$192,000	$224,000	$256,000
$500,000	$120,000	$160,000	$200,000	$240,000	$280,000	$320,000
$600,000	$144,000	$192,000	$240,000	$288,000	$336,000	$384,000
$700,000	$168,000	$224,000	$280,000	$336,000	$392,000	$448,000
$800,000	$192,000	$256,000	$320,000	$384,000	$448,000	$512,000
$900,000	$216,000	$288,000	$360,000	$432,000	$504,000	$576,000

EMPLOYMENT AGREEMENTS

          Messrs. Derrick, Wraase, Shaw, Torgerson and Williams each have employment agreements with the Company. Mr. Derrick's agreement was amended, effective October 1, 2003, to reflect his intent to retire from the Company prior to April 1, 2005. As amended, Mr. Derrick's agreement provides for his employment through no later than June 1, 2004. Mr. Wraase's and Mr. Torgerson's agreements each provide for employment through August 1, 2007, and automatically extend until April 1, 2009 for Mr. Wraase and June 1, 2009 for Mr. Torgerson, unless either the Company or the executive gives notice that it shall not be extended. Mr. Shaw's agreement provides for his employment through August 1, 2007. Mr. Williams' agreement provides for his employment through August 1, 2005, and automatically extends for successive periods of three years thereafter, unless either the Company or Mr. Williams gives notice that it shall not be so extended. Each of the employment agreements provides that the executive (i) will receive an annual salary in an amount not less than his base salary in effect as of August 1, 2002, and incentive compensation as determined by the Board of Directors and (ii) will be entitled to participate in retirement plans, fringe benefit plans, supplemental benefit plans and other plans and programs, on the same basis as other senior executives of the Company.

          Under each of the employment agreements, the executive is entitled to certain benefits if his employment is terminated prior to the expiration of the initial term of the agreement (or, if applicable, as extended) either (i) by the Company other than for cause, death or disability or (ii) by the executive if his base salary is reduced, he is not in good faith considered for incentive awards, the Company fails to provide him with retirement benefits and other benefits provided to similarly situated executives, he is required to relocate by more than 50 miles from Washington, D.C. (or, in the case of Mr. Shaw, he is required to relocate by more than 50 miles from Wilmington, Delaware, except that he may be required to locate to the Washington, D.C. area), or he is demoted from a senior management position. These benefits include: (i) a lump sum payment in cash equal to three times (a) the sum of the executive's highest annual base salary

65 ________________________________________________________________________

rate in effect during the three-year period preceding termination and (b) the higher of (1) the annual target bonus for the year in which the termination of employment occurs or (2) the highest annual bonus received by the executive in any of the three preceding calendar years and (ii) the executive's annual bonus for the year preceding termination of employment, if not yet paid, and a pro rata portion of the executive's annual bonus for the year in which the executive's employment terminates. In addition, any outstanding shares of restricted stock will become immediately vested, and the executive will be entitled to receive unpaid salary through the date of termination and certain supplemental retirement benefits under existing plans of the Company. Each of the agreements also provides that the executive is entitled to receive a gross-up payment equal to the amount of any federal excise taxes imposed upon compensation payable upon termination of employment and the additional taxes that result from such payment. In addition, Mr. Shaw, in accordance with his employment agreement, on August 1, 2003 was, and on August 1, 2004 and 2005, Mr. Shaw will be, credited with one additional year of service and be deemed one year older than his actual age for purposes of determining his benefits under the Conectiv Supplemental Executive Retirement Plan.

          Under his employment agreement, Mr. Derrick also is entitled to receive, after he ceases to be employed by the Company (other than due to a termination of his employment by the Company for cause), the following benefits: (1)(A) a monthly supplemental retirement benefit equal to 1/12 of 65% of the sum of (y) his annual base salary at the time of termination and (z) the highest annual bonus received by him during the three calendar years preceding the calendar year in which the termination occurs (B) less the monthly benefits he is entitled to under all defined benefit retirement and supplemental retirement plans of the Company and its subsidiaries (upon Mr. Derrick's death, his surviving spouse would receive 75% of the amount determined under (A) above less monthly retirement benefits the surviving spouse receives under all such retirement plans), (2) financial services for tax preparation and planning until age 70, at the same level as is received by the Company's then chief executive officer, (3) until age 70, office space in Washington, D.C. at an annual rent not to exceed $100,000, secretarial services, and a parking space at the Company's headquarters building and (4) for two years after termination of employment, the Company will reimburse Mr. Derrick for the expenses associated with participation in the civic and trade organizations in which he is a participant at the time his employment terminates.

66 ________________________________________________________________________

Item 6, Part III (b). Security Ownership Of Certain Beneficial Owners And Management.

          The following table sets forth, as of March 15, 2004, for each director, director nominee, the five executive officers named in the Summary Compensation Table on page 15 and all directors and executive officers as a group (i) the number of shares of Common Stock beneficially owned, (ii) the number of shares of Common Stock that could be purchased through the exercise of stock options then-currently exercisable or scheduled to become exercisable within 60 days thereafter, and (iii) the total beneficial ownership. The Common Stock is the Company's only class of equity securities. Each of the individuals listed, and all directors and executive officers as a group, beneficially owned less than 1% of the outstanding shares of Common Stock. The following table also sets forth, as of March 15, 2004, the number and percentage of shares of Common Stock reported as beneficially owned by all persons known by the Company to own beneficially 5% or more of the Common Stock.

Name of Beneficial Owner	Shares of Common Stock Owned(1)	Common Stock Acquirable Within 60 Days	Total Beneficial Ownership(2)
Edmund B. Cronin, Jr.	1,296	4,250	5,546
John M. Derrick, Jr. (3)	90,735	378,160	468,895
Jack B. Dunn, IV	10,000	0	10,000
Terence C. Golden (4)	33,442	3,250	36,692
George F. MacCormack	1,282	0	1,282
Richard B. McGlynn	5,751	0	5,751
Judith A. McHale	8,953	3,250	12,203
Floretta D. McKenzie	4,970	4,250	9,220
Lawrence C. Nussdorf	1,000	1,250	2,250
Peter F. O'Malley	1,828	4,250	6,078
Frank K. Ross	1,000	0	1,000
Pauline A. Schneider	3,149	1,250	4,399
Thomas S. Shaw	84,781	34,167	118,948
William T. Torgerson	27,898	93,843	121,741
Andrew W. Williams	33,123	61,734	94,857
Dennis R. Wraase	60,545	129,843	190,388
A. Thomas Young	1,000	4,250	5,250
All Directors and Executive Officers as a Group (22 Individuals)	447,211	909,316	1,356,527

Name and Address of Beneficial Owner	Shares of Common Stock Owned(5)	Percent of Common Stock Outstanding
Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906	16,026,779	9.4%

(1)

Includes shares held under the Company's Dividend Reinvestment Plan and Employee Savings Plans. Also includes shares awarded under the Company's Long-Term Incentive Plan that vest over time if the executive officer has the right to vote the shares. Unless otherwise noted, each beneficial holder has sole voting power.

(2)	Consists of the sum of the two preceding columns.
(3)

Includes 42,515 shares owned by Mr. Derrick's spouse. Mr. Derrick disclaims beneficial ownership of these shares. Also includes 6,269 shares held in a trust of which Mr. Derrick is trustee for the benefit of an adult child and 888 shares held in a trust of which Mr. Derrick is trustee for the benefit of a minor grandchild.

67 _____________________________________________________________________________

(4)	Includes 11,600 shares owned by Mr. Golden's spouse. Mr. Golden disclaims beneficial ownership of these shares.
(5)

According to a Schedule 13G/A, dated February 6, 2004, and filed with the Securities and Exchange Commission on February 9, 2004, jointly by Franklin Resources, Inc. and Charles B. Johnson and Rupert H. Johnson, Jr., each a principal shareholder of Franklin Resources, Inc., the Common Stock is beneficially owned by one or more open or closed-end investment companies or other managed accounts that are advised by direct and indirect advisory subsidiaries of Franklin Resources, Inc. Sole power to vote or to direct the voting of the Common Stock and to dispose or to direct the disposition of the Common Stock is reported as follows: Templeton Global Advisors Limited: 8,179,962 shares ; Franklin Advisers, Inc.: 7,802,200 shares ; Templeton/Franklin Investment Services, Inc.: 38,586 shares ; and Fiduciary Trust Company International: 4,831 shares.

Section 16(a).  Beneficial Ownership Reporting Compliance.

          Section 16(a) of the Securities Exchange Act of 1934 requires the directors and executive officers of a public company and any beneficial owners of more than 10% of any class of the Company's securities to file with the Securities and Exchange Commission reports of holdings in the Company's equity securities. The rules of the SEC require the Company to disclose any late filing of these reports and any known failure to file these reports. Due to a clerical error, an August 1, 2002 award of restricted stock inadvertently was not timely reported by the executive officers listed below. The error was corrected immediately upon discovery. Accordingly, on February 21, 2003 (four business days after the filing deadline), each of the following individuals filed a late Form 5: John M. Derrick, Jr.; Ed R. Mayberry; John D. McCallum; Beverly L. Perry; William J. Sim; William T. Torgerson; Andrew W. Williams; and Dennis R. Wrasse, and each of the following individuals filed an amended Form 5: James P. Lavin; Joseph M. Rigby; Thomas S. Shaw; and William H. Spence, to disclose the award. To the Company's knowledge, there are no 10% beneficial owners of Common Stock.

Item 6, Part III(c). Contracts and transactions.

Pauline Schneider, a director of Pepco Holdings, Inc., is a partner in the law firm of Hunton & Williams. Hunton & Williams rendered legal services to subsidiaries of Pepco Holdings, Inc. in 2003 and is expected to render services to subsidiaries of Pepco Holdings, Inc. in 2004.

Item 6, Part III(d). Indebtedness. None.
Item 6, Part III(e). Participation in bonus and profit sharing arrangement. See Item 6, Part III (a) above.

Item 6, Part III(f). Directors and officers rights to indemnity.

Provisions for indemnification of directors and executive officers are included in the Certificate of Incorporation or By-Laws in accordance with applicable laws.

Insurance is purchased for Pepco Holdings, Inc.'s directors and executive officers, plus the directors and officers of the subsidiary companies. This insurance also indemnifies Pepco Holdings, Inc. and its subsidiary companies against any amounts paid by them as allowed by corporate law or By-Laws of Pepco Holdings, Inc. to covered directors and executive officers.

68 ________________________________________________________________________

ITEM 7. CONTRIBUTIONS AND PUBLIC RELATIONS
Part I.

Expenditures for any political party, candidate for public office or holder of such office, or any committee or agent therefore.

None.

PHI and its subsidiaries have a federal PAC funded solely through employee contributions.

Part II.	Expenditures for any citizens group or public relations counsel.
Please note that PHI and its subsidiaries have outside lobbying firms who are registered and reporting under the Lobbying Disclosure Act of 1995 and their compensation is disclosed in those reports.
Name of Company	Name of Recipient	Purpose	Accounts Charged	Amount($)
PHI	Stanton Communications	General public relations consulting	Admin. & Gen.	7,000
Potomac Electric Power Company	Stanton Communications	General public relations consulting	Admin. & Gen.	29,000
Conectiv	Stanton Communications	General public relations consulting	Admin. & Gen.	47,000
Pepco Energy Services, Inc.	Potomac Communications Group	General public relations consulting	Admin. & Gen.	102,000
Potomac Electric Power Company	This amount reflects contributions to 46 organizations.	Citizen Groups	Donations	141,030
Potomac Electric Power Company	Anacostia Watershed Society	Citizen Group	Donations	13,000
Potomac Electric Power Company	Avondale Citizens Association	Citizen Groups	Donations	10,000
Potomac Electric Power Company	Friends of the Potomac	Citizen Group	Donations	10,000
Potomac Electric Power Company	Greater DC Cares	Citizen Groups	Donations	12,000
Potomac Electric Power Company	Greater Washington Urban League	Citizen Group	Donations	50,000
Potomac Electric Power Company	Maryland Business Roundtable for Education	Citizen Groups	Donation	25,000
69 _____________________________________________________________________________

Potomac Electric Power Company	National Conference for Community & Justice	Citizen Group	Donations	10,000
Potomac Electric Power Company	National Organization on Disability	Citizen Groups	Donations	15,000
Potomac Electric Power Company	The Potomac Conservancy	Citizen Group	Donations	11,000
Potomac Electric Power Company	Recreation Wish List Committee of Washington	Citizen Groups	Donations	10,000
Potomac Electric Power Company	Utility Business Education Coalition	Citizen Group	Donations	15,000
Potomac Electric Power Company	Greater Washington Board of Trade	Citizen Group	Donations	81,000
Conectiv	This amount reflects contributions to 47 organizations.	Citizen groups	Donations	36,590
Conectiv	Delaware Public Policy Institute	Citizen Groups	Donations	25,000
Conectiv	Communities in Schools of Delaware	Citizen Group	Donations	15,000
Conectiv	Delmarva Shorebirds	Citizen Groups	Donations	11,000
Conectiv	The Metropolitan Wilmington Urban League	Citizen Group	Donations	10,000
Conectiv	Nature Conservancy	Citizen Group	Donations	25,000
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ITEM 8. SERVICE, SALES AND CONSTRUCTION CONTRACTS
Part I. Intercompany Contracts.
Transaction	Serving Company	Receiving Company	2003 Compensation ($000)
Sublease of water rights	Delmarva Power & Light Company	Conectiv Delmarva Generation, Inc.	*
Meter reading services	Millennium Account Services, LLC	Atlantic City Electric Company	*
Building lease	Atlantic Southern Properties, Inc.	Atlantic City Electric Company	*
Building lease	Conectiv Properties and Investments, Inc.	Delmarva Power & Light Company	*
Building lease	Conectiv Atlantic Generation, L.L.C.	Atlantic City Electric Company	*
Building lease	Thermal Energy Limited Partnership I	Atlantic City Electric Company	*
Building lease	Delmarva Power & Light Company	PHI Service Company	*
Building lease	Delmarva Power & Light Company	PHI Service Company	*
Building lease	Delmarva Power & Light Company	PHI Service Company	*
Construction and Maintenance	W.A. Chester LLC	Potomac Electric Power Company	*
Construction and Maintenance	Severn Cable, LLC	Potomac Electric Power Company	*
Construction and Maintenance	Starpower Communications LLC	Potomac Electric Power Company	*
Note: The above schedule does not include certain transactions for construction and maintenance services where the aggregate compensation is less than $100,000.
* Confidential treatment requested pursuant to Rule 104(b).
71 _____________________________________________________________________________

Part II.

System contracts to purchase goods or services from any affiliate (other than a System company) or a company in which any director or executive officer is a partner or owns 5% or more of any class of equity securities.

None.
Part III.	System contracts with others on a continuing basis for management, supervisory, or financial advisory review.
None.
72 _____________________________________________________________________________

ITEM 9.	WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES
Part I (a). Location of and interest in Exempt Wholesale Generators (EWGs) and Foreign Utility Companies (FUCOs).

Pepco Holdings, Inc. holds a 100% indirect interest in Potomac Power Resources, LLC, which is an EWG. Potomac Power Resources, LLC owns two generation plants located in Washington, DC. Potomac Power Resources, LLC is located at 1300 17th Street North, Arlington, Virginia.

Pepco Holdings, Inc. holds a 100% indirect interest in PCI Netherlands Corporation, which is a FUCO. PCI Netherlands Corporation holds investments in leveraged leases of utility property located in Netherlands and Austria. PCI Netherlands Corporation is located at 1575 Delucci Lane, #115, Reno, Nevada.

Pepco Holdings, Inc. holds a 100% indirect interest in PCI Queensland Corporation, which is an EWG. PCI Queensland Corporation holds investments in leveraged leases of generation facilities located in Australia. PCI Queensland Corporation is located at 1575 Delucci Lane, #115, Reno, Nevada.

Pepco Holdings, Inc. holds a 100% indirect interest in PCI Holdings, Inc., which is a FUCO. PCI Holdings, Inc. holds investments in leveraged leases of utility property located in Netherlands. PCI Holdings, Inc. is located at 1801 K Street, NW, Suite 900, Washington, DC.

Pepco Holdings, Inc. holds a 100% indirect interest in Potomac Nevada Investment Inc., which is a FUCO. Potomac Nevada Investment Inc. holds investments in leveraged leases of utility property located in Austria. Potomac Nevada Investment Inc. is located at 1585 Delucci Lane, #115, Reno, Nevada.

Pepco Holdings, Inc. holds a 100% indirect interest in Conectiv Pennsylvania Generation, LLC, which is an EWG. Conectiv Pennsylvania Generation, LLC holds an inventory of combustion turbine equipment. Conectiv Pennsylvania Generation, LLC is located at 800 King Street, Wilmington, Delaware.

Pepco Holdings, Inc. holds a 100% indirect interest in Conectiv Bethlehem, LLC, which is an EWG. Conectiv Bethlehem, LLC owns and operates two combined cycle generating facilities located in Bethlehem, Pennsylvania. Conectiv Bethlehem, LLC is located at 800 King Street, Wilmington, Delaware.

Pepco Holdings, Inc. holds a 100% indirect interest in Conectiv Delmarva Generation, Inc.,which is an EWG. Conectiv Delmarva Generation, Inc. owns and operates generating facilities located in Delaware, Maryland and Virginia. Conectiv Bethlehem, LLC is located at 800 King Street, Wilmington, Delaware.

Pepco Holdings, Inc. holds a 100% indirect interest in Conectiv Atlantic Generation, L.L.C., which is an EWG. Conectiv Atlantic Generation, L.L.C. owns and operates generating facilities located in southern New Jersey. Conectiv Delmarva Generation, Inc. is located at 800 King Street, Wilmington, Delaware.

73 _____________________________________________________________________________

Pepco Holdings, Inc. holds a 100% indirect interest in Conectiv Mid Merit, LLC, which is an EWG. Conectiv Mid Merit, LLC executes power generation siting investigations and holds rights to purchase certain properties. Conectiv Atlantic Generation, LLC is located at 800 King Street, Wilmington, Delaware.

Conectiv Mid Merit, LLC holds a 50% interest in Energy Systems North East, LLC. Energy Systems North East, LLC is an EWG located in North East, Pennsylvania.
Part I (b). Type and amount of capital invested in EWGs and FUCOs.
Company	Recourse Debt ($millions)	Non-Recourse Debt ($millions)	Total Debt ($millions)	Equity ($millions)	Debt/Equity Ratio
Potomac Power Resources, LLC	*	*	*	*	*
PCI Netherlands Corporation	*	*	*	*	*
PCI Queensland Corporation	*	*	*	*	*
PCI Holdings, Inc.	*	*	*	*	*
Potomac Nevada Investment Inc.	*	*	*	*	*
Conectiv Pennsylvania Generation, LLC	*	*	*	*	*
Conectiv Bethlehem, LLC	*	*	*	*	*
Conectiv Delmarva Generation, Inc.	*	*	*	*	*
Conectiv Atlantic Generation, L.L.C.	*	*	*	*	*
Conectiv Mid Merit, LLC	*	*	*	*	*
Energy Systems North East, LLC	*	*	*	*	*
NM= Not Meaningful
Part I (c). Debt to equity ratio and earnings of EWGs and FUCOs.
See Part 1 (b) above for debt to equity ratios.
The earnings of EWGs and FUCOs are listed below:
Company	2003 Earnings ($ millions)
Potomac Power Resources, LLC	*
PCI Netherlands Corporation	*
PCI Queensland Corporation	*
PCI Holdings, Inc.	*
Potomac Nevada Investment Inc.	*
Conectiv Pennsylvania Generation, LLC	*
Conectiv Bethlehem, LLC	*
Conectiv Delmarva Generation, Inc.	*
Conectiv Atlantic Generation, L.L.C.	*
Conectiv Mid Merit, LLC	*
Energy Systems North East, LLC	*
74 _____________________________________________________________________________
Part 1 (d). Service, sales or construction contracts.
Transaction	Serving Company	Receiving Company	2003 Compensation ($000)
Operating and maintenance services	PHI Operating Services Company	Conectiv Bethlehem, LLC	*
Part II. Organizational Chart. See Exhibit H and Item 1. Part III. Aggregate Investment in EWGs and FUCOs.

As of December 31, 2003, Pepco Holdings Inc.'s investment in EWGs and FUCOs amounted to $2,934.6 million. Pepco Holdings Inc.'s aggregate investment in its public utility companies was $5,474.4 million as of December 31, 2003. The ratio of aggregate investment in EWGs and FUCOs to investment in public utility companies was 53.61%.

75 _____________________________________________________________________________

ITEM 10. FINANCIAL STATEMENTS AND EXHIBITS
Page Ref
CONSOLIDATING FINANCIAL STATEMENTS Consolidating Statement of Income for the Year Ended December 31, 2003
Pepco Holdings, Inc. and Subsidiaries	F-1A
Potomac Electric Power Company and Subsidiaries	F-1B
Pepco Energy Services, Inc. and Subsidiaries	F-1C
Pepco Building Services, Inc. and Subsidiaries	F-1D
Potomac Capital Investment Corporation and Subsidiaries	F-1E
Friendly Skies, Inc. and Subsidiaries	F-1F
AMP Funding, LLC and Subsidiaries	F-1G
Potomac Nevada Corporation and Subsidiaries	F-1H
Potomac Delaware Leasing Corporation and Subsidiaries	F-1I
Potomac Capital Joint Leasing Corporation and Subsidiaries	F-1J
Pepco Enterprises and Subsidiaries (through July 31, 2003)	F-1K
Pepco Communications, Inc. and Subsidiaries	F-1L
Conectiv and Subsidiaries	F-1M
Delmarva Power & Light Company and Subsidiaries	F-1N
Atlantic City Electric Company and Subsidiaries	F-1O
Conectiv Properties and Investments, Inc. and Subsidiaries	F-1P
Conectiv Energy Holding Company and Subsidiaries	F-1Q
Conectiv Energy Supply, Inc. and Subsidiaries	F-1R
Conectiv Delmarva Generation, Inc. and Subsidiaries	F-1S
ACE REIT, Inc. and Subsidiaries	F-1T
Conectiv Solutions LLC and Subsidiaries	F-1U
Conectiv Services, Inc and Subsidiaries	F-1V
Conectiv Thermal Systems, Inc. and Subsidiaries	F-1W
Atlantic Generation, Inc. and Subsidiaries	F-1X
Consolidating Balance Sheet as of December 31, 2003
Pepco Holdings, Inc. and Subsidiaries	F-2A
Potomac Electric Power Company and Subsidiaries	F-2B
Pepco Energy Services, Inc. and Subsidiaries	F-2C
Pepco Building Services, Inc. and Subsidiaries	F-2D
Potomac Capital Investment Corporation and Subsidiaries	F-2E
Friendly Skies, Inc. and Subsidiaries	F-2F
AMP Funding, LLC and Subsidiaries	F-2G
Potomac Nevada Corporation and Subsidiaries	F-2H
Potomac Delaware Leasing Corporation and Subsidiaries	F-2I
Potomac Capital Joint Leasing Corporation and Subsidiaries	F-2J
Pepco Enterprises and Subsidiaries (through July 31, 2003)	F-2K
Pepco Communications, Inc. and Subsidiaries	F-2L
76 _____________________________________________________________________________

Conectiv and Subsidiaries	F-2M
Delmarva Power & Light Company and Subsidiaries	F-2N
Atlantic City Electric Company and Subsidiaries	F-2O
Conectiv Properties and Investments, Inc. and Subsidiaries	F-2P
Conectiv Energy Holding Company and Subsidiaries	F-2Q
Conectiv Energy Supply, Inc. and Subsidiaries	F-2R
Conectiv Delmarva Generation, Inc. and Subsidiaries	F-2S
ACE REIT, Inc. and Subsidiaries	F-2T
Conectiv Solutions LLC and Subsidiaries	F-2U
Conectiv Services, Inc and Subsidiaries	F-2V
Conectiv Thermal Systems, Inc. and Subsidiaries	F-2W
Atlantic Generation, Inc. and Subsidiaries	F-2X
Consolidating Statement of Cash Flows for the Year Ended December 31, 2003
Pepco Holdings, Inc. and Subsidiaries	F-3A
Potomac Electric Power Company and Subsidiaries	F-3B
Pepco Energy Services, Inc. and Subsidiaries	F-3C
Pepco Building Services, Inc. and Subsidiaries	F-3D
Potomac Capital Investment Corporation and Subsidiaries	F-3E
Friendly Skies, Inc. and Subsidiaries	F-3F
AMP Funding, LLC and Subsidiaries	F-3G
Potomac Nevada Corporation and Subsidiaries	F-3H
Potomac Delaware Leasing Corporation and Subsidiaries	F-3I
Potomac Capital Joint Leasing Corporation and Subsidiaries	F-3J
Pepco Enterprises and Subsidiaries (through July 31, 2003)	F-3K
Pepco Communications, Inc. and Subsidiaries	F-3L
Conectiv and Subsidiaries	F-3M
Delmarva Power & Light Company and Subsidiaries	F-3N
Atlantic City Electric Company and Subsidiaries	F-3O
Conectiv Properties and Investments, Inc. and Subsidiaries	F-3P
Conectiv Energy Holding Company and Subsidiaries	F-3Q
Conectiv Energy Supply, Inc. and Subsidiaries	F-3R
Conectiv Delmarva Generation, Inc. and Subsidiaries	F-3S
ACE REIT, Inc. and Subsidiaries	F-3T
Conectiv Solutions LLC and Subsidiaries	F-3U
Conectiv Services, Inc and Subsidiaries	F-3V
Conectiv Thermal Systems, Inc. and Subsidiaries	F-3W
Atlantic Generation, Inc. and Subsidiaries	F-3X
Consolidating Statement of Retained Earnings for the Year Ended December 31, 2003
Pepco Holdings, Inc. and Subsidiaries	F-4A
Potomac Electric Power Company and Subsidiaries	F-4B
Pepco Energy Services, Inc. and Subsidiaries	F-4C
Pepco Building Services, Inc. and Subsidiaries	F-4D
Potomac Capital Investment Corporation and Subsidiaries	F-4E
Friendly Skies, Inc. and Subsidiaries	F-4F
AMP Funding, LLC and Subsidiaries	F-4G
Potomac Nevada Corporation and Subsidiaries	F-4H
Potomac Delaware Leasing Corporation and Subsidiaries	F-4I
77 _____________________________________________________________________________

Potomac Capital Joint Leasing Corporation and Subsidiaries	F-4J
Pepco Enterprises and Subsidiaries (through July 31, 2003)	F-4K
Pepco Communications, Inc. and Subsidiaries	F-4L
Conectiv and Subsidiaries	F-4M
Delmarva Power & Light Company and Subsidiaries	F-4N
Atlantic City Electric Company and Subsidiaries	F-4O
Conectiv Properties and Investments, Inc. and Subsidiaries	F-4P
Conectiv Energy Holding Company and Subsidiaries	F-4Q
Conectiv Energy Supply, Inc. and Subsidiaries	F-4R
Conectiv Delmarva Generation, Inc. and Subsidiaries	F-4S
ACE REIT, Inc. and Subsidiaries	F-4T
Conectiv Solutions LLC and Subsidiaries	F-4U
Conectiv Services, Inc and Subsidiaries	F-4V
Conectiv Thermal Systems, Inc. and Subsidiaries	F-4W
Atlantic Generation, Inc. and Subsidiaries	F-4X
Consolidated Notes 1 through 16 to the Consolidated Financial Statements of Pepco Holdings, Inc.'s 2003 Form 10-K/A filed on March 31, 2004 are incorporated herein by reference.
Consolidated Notes 1 through 12 to the Consolidated Financial Statements of Potomac Electric Power Company's 2003 Form 10-K filed on March 12, 2004 are incorporated herein by reference.
Consolidated Notes 1 through 14 to the Consolidated Financial Statements of Delmarva Power & Light Company's 2003 Form 10-K/A filed on March 31, 2004 are incorporated herein by reference.
Consolidated Notes 1 through 15 to the Consolidated Financial Statements of Atlantic City Electric Company's 2003 Form 10-K/A filed on March 31, 2004 are incorporated herein by reference.
Consolidated Notes 1 through 4 to the Consolidated Financial Statements of Atlantic City Electric Transition Funding's 2003 Form 10-K filed on March 29, 2004 are incorporated herein by reference.

The above-listed financial statements will be filed by amendment on Form SE. Confidential treatment is requested for the financial statements of certain of the non-public subsidiaries pursuant to Rule 104.

78 _____________________________________________________________________________

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Pepco Holdings, Inc. /s/ Anthony J. Kamerick Anthony J. Kamerick Vice President and Treasurer
Date: April 30, 2004
79 _____________________________________________________________________________

EXHIBIT A

Pepco Holdings, Inc.'s Annual Report on Form 10-K/A for the year ended December 31, 2003, which was filed with the Commission on March 31, 2004 (File No. 001-31403), is incorporated herein by reference. Potomac Electric Power Company's Annual Report on Form 10-K for the year ended December 31, 2003, which was filed with the Commission on March 12, 2004 (File No. 001-1072), is incorporated herein by reference. Atlantic City Electric Company's Annual Report on Form 10-K/A for the year ended December 31, 2003, which was filed with the Commission on March 31, 2004 (File No. 001-3559), is incorporated herein by reference. Delmarva Power & Light Company's Annual Report on Form 10-K/A for the year ended December 31, 2003, which was filed with the Commission on March 31, 2004 (File No. 001-1405), is incorporated herein by reference. Atlantic City Electric Transition Funding LLC's Annual Report on Form 10-K for the year ended December 31, 2003, which was filed with the Commission on March 29, 2004 (File No. 333-59558), is incorporated herein by reference.

80 _____________________________________________________________________________

Exhibit B
ACE REIT, Inc.
B.1.1	Certificate of Incorporation (filed with Conectiv's 1999 Form U5S)
B.1.2	Certificate of Amendment of Certificate of Incorporation (filed with Conectiv's 2001 Form U5S)
B.1.3	Certificate of Amendment of Certificate of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
B.1.4	Amended and Restated Bylaws (filed with Conectiv's 2001 Form U5S)
Aircraft International Management Company
B.2.1	Restated Certificate of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
B.2.2	By-Laws (filed with Pepco Holding, Inc.'s Form U5B)
Aircraft Leasing Associates, L.P.
B.3.1	Second Amended and Restated Certificate of Limited Partnership (filed with Pepco Holding, Inc.'s Form U5B)
B.3.2	Amended and Restated Certificate of Limited Partnership (filed with Pepco Holding, Inc.'s Form U5B)
B.3.3	Agreement of Limited Partnership (filed with Pepco Holding, Inc.'s Form U5B)
B.3.4	Certificate of Limited Partnership (filed with Pepco Holding, Inc.'s Form U5B)
B.3.5	Amended and Restated Agreement of Limited Partnership (filed with Pepco Holding, Inc.'s Form U5B)
American Energy Partnership
B.4.1	Certificate of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
B.4.2	By-Laws (filed with Pepco Holding, Inc.'s Form U5B)
American L-B Energy Partnership
B.5.1	Joint Venture Partnership Agreement (filed with Pepco Holding, Inc.'s Form U5B)
AMP Funding L.L.C.
B.6.1	Certificate of Formation (filed with Pepco Holding, Inc.'s Form U5B)
B.6.2	Operating Agreement (filed with Pepco Holding, Inc.'s Form U5B)
ATE Investments, Inc.
B.7.1	Certificate of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
B.7.2	Bylaws (filed with Pepco Holding, Inc.'s Form U5B)
B.7.3	Certificate of Merger - NJ (filed with Pepco Holding, Inc.'s Form U5B)
B.7.4	Certificate of Merger - DE (filed with Pepco Holding, Inc.'s Form U5B)
Atlantic City Electric Company
B.8.1	Restated Charter (filed with Pepco Holding, Inc.'s Form U5B)
B.8.2	Articles of Restatement (filed with Pepco Holding, Inc.'s Form U5B)
B.8.3	Restated Bylaws (filed with Pepco Holding, Inc.'s Form U5B)
Atlantic City Electric Company Transition Funding LLC
B.9.1	Restated Limited Liability Company Agreement (filed with Pepco Holding, Inc.'s Form U5B)
Atlantic Generation, Inc.
B.10.1	Certificate of Incorporation (filed with Conectiv's 1998 Form U5S)
B.10.2	Amended and Restated Bylaws (filed with Conectiv's 2001 Form U5S)
Atlantic Jersey Thermal Systems, Inc.
B.11.1	Certificate of Incorporation (filed with Conectiv's 1998 Form U5S)
B.11.2	Amended and Restated Bylaws (filed with Conectiv's 2001 Form U5S)
Atlantic Southern Properties, Inc.
B.12.1	Certificate of Incorporation (filed with Conectiv's 1998 Form U5S)
B.12.2	Certificate of Amendment to Certificate of Incorporation (filed with Conectiv's 1998 Form U5S)
B.12.3	Amended and Restated Bylaws (filed with Conectiv's 2001 Form U5S)
81 _____________________________________________________________________________

ATS Operating Services, Inc.
B.13.1	Certificate of Incorporation (filed with Conectiv's 1998 Form U5S)
B.13.2	Certificate for Renewal and Revival of Certificate of Incorporation (filed with Conectiv's 1998 Form U5S)
B.13.3	Amended and Restated Bylaws (filed with Conectiv's 2001 Form U5S)
Binghamton General, Inc.
B.14.1	Certificate of Incorporation (filed with Conectiv's 1998 Form U5S)
B.14.2	Amended and Restated Bylaws (filed with Conectiv's 2001 Form U5S)
Binghamton Limited, Inc.
B.15.1	Certificate of Incorporation (filed with Conectiv's 1998 Form U5S)
B.15.2	Amended and Restated Bylaws (filed with Conectiv's 2001 Form U5S)
Carbon Composite, LLC
B.16.1	Certificate to Restore Good Standing; Certificate of Amendment (filed with Pepco Holding, Inc.'s Form U5B)
Conectiv
B.17.1	Restated Bylaws (filed with Pepco Holding, Inc.'s Form U5B)
B.17.2	Restated Certificate of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
Conectiv Atlantic Generation, L.L.C.
B.18.1	Certificate of Formation (filed with Conectiv's 2000 Form U5S)
Conectiv Bethlehem, LLC (formerly Conectiv Bethlehem, Inc.)
B.19.1	Amended and Restated Certificate of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
B.19.2	Certificate of Conversion (filed with Pepco Holding, Inc.'s Form U5B)
B.19.3	Operating Agreement (filed with Pepco Holding, Inc.'s Form U5B)
B.19.4	Certificate of Formation (filed with Pepco Holding, Inc.'s Form U5B)
Conectiv Communications, Inc.
B.20.1	Restated Certificate of Incorporation (filed with Conectiv's 2001 Form U5S)
B.20.2	Certificate of Amendment of Certificate of Incorporation (filed with Conectiv's 2001 Form U5S)
B.20.3	Amended and Restated Bylaws (filed with Conectiv's 2001 Form U5S)
Conectiv Delmarva Generation, Inc.
B.21.1	Certificate of Incorporation (filed with Conectiv's 1999 Form U5S)
B.21.2	Certificate of Ownership and Merger (filed with Conectiv's 2000 Form U5S)
B.21.3	Certificate of Amendment of Certificate of Incorporation (filed with Conectiv's 2001 Form U5S)
B.21.4	Amended and Restated Bylaws (filed with Conectiv's 2001 Form U5S)
B.21.5	Certificate of Amendment of Incorporation (filed herewith)
Conectiv Energy Holding Company
B.22.1	Certificate of Incorporation (filed with Conectiv's 2000 Form U5S)
B.22.2	Certificate of Amendment of Certificate of Incorporation (filed with Conectiv's 2001 Form U5S)
B.22.3	Amended and Restated Bylaws (filed with Conectiv's 2001 Form U5S)
Conectiv Energy Supply, Inc.
B.23.1	Certificate of Incorporation (filed with Conectiv's 1998 Form U5S)
B.23.2	Certificate of Amendment of Certificate of Incorporation (filed with Conectiv's 1998 Form U5S)
B.23.3	Certificate of Amendment of Certificate of Incorporation (filed with Conectiv's 1998 Form U5S)
B.23.4	Certificate of Amendment of Certificate of Incorporation (filed with Conectiv's 2001 Form U5S)
B.23.5	Amended and Restated Bylaws (filed with Conectiv's 2001 Form U5S)
Conectiv Mid Merit, LLC ( formerly Conectiv Mid-Merit, Inc.)
B.24.1	Certificate of Amendment of Certificate of Incorporation (filed with Conectiv's 2000 Form U5S)
B.24.2	Certificate of Amendment of Certificate of Incorporation (filed with Conectiv's 2001 Form U5S)
B.24.3	Amended and Restated Bylaws (filed with Conectiv's 2001 Form U5S)
B.24.4	Certificate of Formation (filed herewith)
B.24.5	Certificate of Conversion from Corporation to Limited Liability Company (filed herewith)
B.24.6	Limited Liability Company Agreement (filed herewith)
82 _____________________________________________________________________________

Conectiv Operating Services Company
B.25.1	Certificate of Incorporation (filed with Conectiv's 1998 Form U5S)
B.25.2	Certificate of Amendment of Certificate of Incorporation (filed with Conectiv's 1998 Form U5S)
B.25.3	Certificate of Amendment of Certificate of Incorporation (filed with Conectiv's 2001 Form U5S)
B.25.4	Amended and Restated Bylaws (filed with Conectiv's 2001 Form U5S)
Conectiv Pennsylvania Generation, LLC (formerly Conectiv Pennsylvania Generation, Inc.)
B.26.1	Certificate of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
B.26.2	Certificate of Amendment of Certificate of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
B.26.3	Bylaws (filed with Pepco Holding, Inc.'s Form U5B)
B.26.4	Certificate of Formation (filed herewith)
B.26.5	Certificate of Conversion from Corporation to Limited Liability Company (filed herewith)
B.26.6	Limited Liability Company Agreement (filed herewith)
Conectiv Plumbing, L.L.C.
B.27.1	Certificate of Formation (filed with Conectiv's 1998 Form U5S)
B.27.2	Operating Agreement (filed with Conectiv's 1998 Form U5S)
Conectiv Properties and Investments, Inc.
B.28.1	Certificate of Incorporation (filed with Conectiv's 1998 Form U5S)
B.28.2	Certificate of Amendment of Certificate of Incorporation (filed with Conectiv's 1998 Form U5S)
B.28.3	Certificate of Merger (filed with Conectiv's 2000 Form U5S)
B.28.3	Amended and Restated Bylaws (filed with Conectiv's 2001 Form U5S)
Conectiv Services, Inc.
B.29.1	Certificate of Incorporation (filed with Conectiv's 2000 Form U5S)
B.29.2	Certificate of Amendment of Certificate of Incorporation (filed with Conectiv's 2000 Form U5S)
B.29.3	Bylaws (filed with Conectiv's 2000 Form U5S)
Conectiv Solutions, LLC
B.30.1	Certificate of Formation (filed with Conectiv's 1998 Form U5S)
B.30.2	Limited Liability Company Agreement (filed with Conectiv's 1998 Form U5S)
Conectiv Thermal Systems, Inc.
B.31.1	Certificate of Incorporation (filed with Conectiv's 1998 Form U5S)
B.31.2	Certificate of Amendment of Certificate of Incorporation (filed with Conectiv's 1998 Form U5S)
B.31.3	Amended and Restated Bylaws (filed with Conectiv's 2001 Form U5S)
DCI II, Inc.
B.32.1	Articles of Incorporation (filed with Conectiv's 1998 Form U5S)
B.32.2	Bylaws (filed with Conectiv's 1998 Form U5S)
DCTC-Burney, Inc.
B.33.1	Certificate of Incorporation (filed with Conectiv's 1998 Form U5S)
B.33.2	Amended and Restated Bylaws (filed with Conectiv's 2001 Form U5S)
Delmarva Operating Services Company
B.34.1	Bylaws (filed with Pepco Holding, Inc.'s Form U5B)
B.34.2	Certificate of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
Delmarva Power & Light Company
B.35.1	Articles of Restatement (filed with Pepco Holding, Inc.'s Form U5B)
B.35.2	Restated Bylaws (filed with Pepco Holding, Inc.'s Form U5B)
B.35.3	Restated Charter (filed with Pepco Holding, Inc.'s Form U5B)
B.35.4	Certificate of Correction (filed with Pepco Holding, Inc.'s Form U5B)
Edison Capital Reserves Corporation
B.36.1	Certificate of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
B.36.2	By-Laws (filed with Pepco Holding, Inc.'s Form U5B)
83 _____________________________________________________________________________

Edison Place, LLC
B.37.1	Certificate of Formation (filed with Pepco Holding, Inc.'s Form U5B)
B.37.2	Limited Liability Agreement (filed with Pepco Holding, Inc.'s Form U5B)
Electro Ecology, Inc.
B.38.1	Restated Certificate of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
B.38.2	By-Laws (filed with Pepco Holding, Inc.'s Form U5B)
Energy and Telecommunications Services, LLC
B.39.1	Certificate of Formation (filed with Pepco Holding, Inc.'s Form U5B)
B.39.2	Limited Liability Agreement (filed with Pepco Holding, Inc.'s Form U5B)
B.39.3	Certificate of Merger (see Exhibit B.101.4 herein)
Energy Systems North East, LLC
B.40.1	Certificate of Formation (filed with Conectiv's 2000 U5S)
B.40.2	Limited Liability Company Agreement (filed with Conectiv's 2000 Form U5S)
Engineered Services, Inc.
B.41.1	Certificate of Amendment (filed with Pepco Holding, Inc.'s Form U5B)
B.41.2	Certificate of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
B.41.3	Operating Agreement (filed with Pepco Holding, Inc.'s Form U5B)
Fauquier Landfill Gas, LLC
B.42.1	Certificate of Formation (filed with Pepco Holding, Inc.'s Form U5B)
B.42.2	By-Laws (filed with Pepco Holding, Inc.'s Form U5B)
B.42.3	Operating Agreement (filed with Pepco Holding, Inc.'s Form U5B)
Friendly Skies, Inc.
B.43.1	By-Laws (filed with Pepco Holding, Inc.'s Form U5B)
B.43.2	Articles of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
G&L Mechanical Services, Inc.
B.44.1	Certificate of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
B.44.2	By-Laws (filed with Pepco Holding, Inc.'s Form U5B)
B.44.3	Certificate of Merger (see Exhibit 105.3 herein)
Gridco International L.L.C.
B.45.1	Limited Liability Company Agreement (filed with Pepco Holding, Inc.'s Form U5B)
Harmans Building Associates
B.46.1	General Partnership Agreement (filed with Pepco Holding, Inc.'s Form U5B)
King Street Assurance Ltd.
B.47.1	Certificate of Incorporation (filed with Conectiv's 1999 Form U5S)
B.47.2	Bylaws (filed with Conectiv's 1999 Form U5S)
KJC Operating Company
B.48.1	Articles of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
B.48.2	By-Laws (filed with Pepco Holding, Inc.'s Form U5B)
Kramer Junction Company
B.49.1	By-Laws (filed with Pepco Holding, Inc.'s Form U5B)
B.49.2	Certificate of Amendment of Articles of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
B.49.3	Certificate of Amendment of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
B.49.4	Articles of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
Linpro Harmans Land LTD Partnership
B.50.1	Amended and Restated Limited Partnership Agreement (filed with Pepco Holding, Inc.'s Form U5B)
B.50.2	Certificate of Limited Partnership, LLP (filed with Pepco Holding, Inc.'s Form U5B)
84 _____________________________________________________________________________

Luz Solar Partners, Ltd., III
B.51.1	Agreement of Limited Partnership (filed with Pepco Holding, Inc.'s Form U5B)
B.51.2	Amendment to Certificate of Limited Partnership (filed with Pepco Holding, Inc.'s Form U5B)
Luz Solar Partners, Ltd., IV
B.52.1	Agreement of Limited Partnership (filed with Pepco Holding, Inc.'s Form U5B)
Luz Solar Partners, Ltd., V
B.53.1	Agreement of Limited Partnership (filed with Pepco Holding, Inc.'s Form U5B)
Luz Solar Partners, Ltd., VI
B.54.1	Agreement of Limited Partnership (filed with Pepco Holding, Inc.'s Form U5B)
B.54.2	Amendment to Certificate of Limited Partnership (filed with Pepco Holding, Inc.'s Form U5B)
Luz Solar Partners, Ltd., VII
B.55.1	First Amended and Restated Agreement of Limited Partnership (filed with Pepco Holding, Inc.'s Form U5B)
B.55.2	Amendment to Certificate of Limited Partnership (filed with Pepco Holding, Inc.'s Form U5B)
MET Electrical Testing Company, Inc.
B.56.1	Certificate of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
B.56.2	By-Laws (filed with Pepco Holding, Inc.'s Form U5B)
Microcell Corporation
B.57.1	Articles of Restatement (filed with Pepco Holding, Inc.'s Form U5B)
B.57.2	By-Laws (filed with Pepco Holding, Inc.'s Form U5B)
Millenium Account Services, LLC
B.58.1	Certificate of Formation (filed with Conectiv's 1999 Form U5S)
B.58.2	Limited Liability Company Operating Agreement (filed with Conectiv's 1999 Form U5S)
Nextgate, Inc.
B.59.1	Certificate of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
B.59.2	By-Laws (filed with Pepco Holding, Inc.'s Form U5B)
PCI Air Management Corporation
B.60.1	Articles of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
B.60.2	By-Laws (filed with Pepco Holding, Inc.'s Form U5B)
PCI Air Management Partners, LLC
B.61.1	Operating Agreement (filed with Pepco Holding, Inc.'s Form U5B)
PCI Energy Corporation
B.62.1	Certificate of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
B.62.2	By-Laws (filed with Pepco Holding, Inc.'s Form U5B)
PCI Engine Trading, Ltd.
B.63.1	By-Laws (filed with Pepco Holding, Inc.'s Form U5B)
B.63.2	Certificate of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
PCI Ever, Inc.
B.64.1	By-Laws (filed with Pepco Holding, Inc.'s Form U5B)
B.64.2	Certificate of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
PCI Holdings, Inc.
B.65.1	By-Laws (filed with Pepco Holding, Inc.'s Form U5B)
B.65.2	Certificate of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
PCI Netherlands Corporation
B.66.1	Articles of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
B.66.2	By-Laws (filed with Pepco Holding, Inc.'s Form U5B)
PCI Nevada Investments
B.67.1	Agreement of Partnership (filed with Pepco Holding, Inc.'s Form U5B)
B.67.2	Registration of Trade Names, Partnerships and Associations (filed with Pepco Holding, Inc.'s Form U5B)
85 _____________________________________________________________________________

PCI Queensland Corporation
B.68.1	Articles of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
B.68.2	By-Laws (filed with Pepco Holding, Inc.'s Form U5B)
PCI-BT Ventures
B.69.1	Joint Venture Agreement (filed with Pepco Holding, Inc.'s Form U5B)
PCI-BT Investing, LLC
B.70.1	Certificate of Formation (filed with Pepco Holding, Inc.'s Form U5B)
B.70.2	Operating Agreement (filed with Pepco Holding, Inc.'s Form U5B)
Pedrick Gen., Inc.
B.72.1	Certificate of Incorporation (filed with Conectiv's 1998 Form U5S)
B.72.2	Amended and Restated Bylaws (filed with Conectiv's 2001 Form U5S)
Pepco Building Services, Inc.
B.73.1	Certificate of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
B.73.2	By-Laws (filed with Pepco Holding, Inc.'s Form U5B)
B.73.3	Agreement and Plan of Reorganization and Separation (filed herewith)
B.73.4	Agreement and Plan of Reorganization and Separation (see Exhibit B.77.3 herein))
Pepco Communications, Inc.
B.74.1	Certificate of Formation (filed with Pepco Holding, Inc.'s Form U5B)
B.74.2	By-Laws (filed with Pepco Holding, Inc.'s Form U5B)
Pepco Communications, LLC
B.75.1	Certificate of Formation (filed with Pepco Holding, Inc.'s Form U5B)
B.75.2	Limited Liability Company Agreement (filed with Pepco Holding, Inc.'s Form U5B)
Pepco Energy Company
B.76.1	Certificate of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
B.76.2	By-Laws (filed with Pepco Holding, Inc.'s Form U5B)
B.76.3	Certificate of Merger (see Exhibit B.78.4 herein)
B.76.4	Agreement and Plan of Merger (see Exhibit B.78.5 herein)
Pepco Energy Services, Inc.
B.77.1	Articles of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
B.77.2	By-Laws (filed with Pepco Holding, Inc.'s Form U5B)
B.77.3	Agreement and Plan of Reorganization and Separation (filed herewith)
Pepco Enterprises, Inc.
B.78.1	Articles of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
B.78.2	By-Laws (filed with Pepco Holding, Inc.'s Form U5B)
B.78.3	Agreement and Plan of Reorganization and Separation (see Exhibit B.73.3 herein)
B.78.4	Certificate of Merger (filed herewith)
B.78.5	Agreement and Plan of Merger (filed herewith)
B.78.6	Agreement and Plan of Merger (see Exhibit B.78.5 herein)
Pepco Holdings, Inc.
B.79.1	Restated Certificate of Incorporation (filed with Pepco Holdings' Current Report on Form 8-K for the period 8/1/02)
B.79.2	By-Laws (filed with Pepco Holdings' Current Report on Form 8-K for the period 8/1/02)
B.79.3	By-Laws as amended through May 16, 2003 (filed with Pepco Holdings, Inc.'s Quarterly Report on Form 10-Q for quarter ending 3/31/03)
Pepco Technologies, LLC
B.80.1	Certificate of Formation (filed with Pepco Holding, Inc.'s Form U5B)
B.80.2	Limited Liability Company Agreement (filed with Pepco Holding, Inc.'s Form U5B)
PepMarket.com LLC
B.81.1	Certificate of Formation (filed with Pepco Holding, Inc.'s Form U5B)
B.81.2	Restated and Amended Limited Liability Agreement (filed with Pepco Holding, Inc.'s Form U5B)
86 _____________________________________________________________________________

PHI Operating Services Company
B.82.1	Bylaws (filed with Pepco Holding, Inc.'s Form U5B)
B.82.2	Certificate of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
PHI Service Company (formerly Conectiv Resource Partners, Inc.)
B.83.1	Certificate of Incorporation (filed with Conectiv's 1998 Form U5S)
B.83.2	Certificate of Amendment of Certificate of Incorporation (filed with Conectiv's 2001 Form U5S)
B.83.3	Bylaws (filed with Pepco Holding, Inc.'s Form U5B)
POM Holdings, Inc.
B.84.1	Certificate of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
B.84.2	By-Laws (filed with Pepco Holding, Inc.'s Form U5B)
Potomac Aircraft Leasing Corporation
B.85.1	Articles of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
B.85.2	By-Laws (filed with Pepco Holding, Inc.'s Form U5B)
Potomac Capital Investment Corporation
B.86.1	Certificate of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
B.86.2	By-Laws (filed with Pepco Holding, Inc.'s Form U5B)
Potomac Capital Joint Leasing Corporation
B.87.1	Certificate of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
B.87.2	By-Laws (filed with Pepco Holding, Inc.'s Form U5B)
Potomac Capital Markets Corporation
B.88.1	Certificate of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
B.88.2	By-Laws (filed with Pepco Holding, Inc.'s Form U5B)
Potomac Delaware Leasing Corporation
B.89.1	Certificate of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
B.89.2	By-Laws (filed with Pepco Holding, Inc.'s Form U5B)
Potomac Electric Power Company
B.90.1	Articles of Incorporation (filed with Pepco's Quarterly Report on Form 10-Q for quarter ending 9/30/02)
B.90.2	By-Laws (filed with Pepco's Quarterly Report on Form 10-Q for quarter ending 9/30/02)
B.90.3	By-Laws dated March 27, 2003 (filed with Potomac Electric Power Company's Quarterly Report on Form 10-Q for quarter ending 3/31/03)
Potomac Electric Power Company Trust I
B.91.1	Certificate of Trust (filed as Ex. 4.1 to Registration Statement No. 333-51241 on 4/2/98)
B.91.2	Form of Amended and Restated Declaration of Trust (Filed as Ex. 4.3 to Amendment No. 1 to Registration Statement No. 333-51241 on 5/7/98)
Potomac Equipment Leasing Corporation
B.92.1	Articles of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
B.92.2	By-Laws (filed with Pepco Holding, Inc.'s Form U5B)
Potomac Harmans Corporation
B.93.1	Articles of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
B.93.2	By-Laws (filed with Pepco Holding, Inc.'s Form U5B)
Potomac Leasing Associates, LP
B.94.1	Third Amended and Restated Agreement of Limited Partnership (filed with Pepco Holding, Inc.'s Form U5B)
B.94.2	Certificate of Limited Partnership (filed with Pepco Holding, Inc.'s Form U5B)
Potomac Nevada Corporation
B.95.1	Articles of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
B.95.2	By-Laws (filed with Pepco Holding, Inc.'s Form U5B)
87 _____________________________________________________________________________

Potomac Nevada Leasing Corporation
B.96.1	Articles of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
B.96.2	By-Laws (filed with Pepco Holding, Inc.'s Form U5B)
Potomac Nevada Investment, Inc.
B.97.1	Articles of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
B.97.2	By-Laws (filed with Pepco Holding, Inc.'s Form U5B)
Potomac Power Resources, LLC (formerly Potomac Power Resources, Inc.)
B.98.1	Certificate of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
B.98.2	By-Laws (filed with Pepco Holding, Inc.'s Form U5B)
B.98.3	Certificate of Conversion of Potomav Power Resources, Inc. into Potomac Power Resources, LLC (filed herewith)
B.98.4	Certificate of Formation of Potomac Power Resources, LLC (filed herewith)
B.98.5	Limited Liability Operating Statement of Potomac Power Resources, LLC (filed herewith)
RAMP Investments, LLC
B.99.1	Certificate of Formation (filed with Pepco Holding, Inc.'s Form U5B)
B.99.2	Operating Agreement (filed with Pepco Holding, Inc.'s Form U5B)
Seaboard Mechanical Services, Inc.
B.100.1	Certificate of Amendment to Certificate of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
B.100.2	By-Laws (filed with Pepco Holding, Inc.'s Form U5B)
B.100.3	Certificate of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
Severn Cable LLC
B.101.1	Limited Liability Company Agreement (filed with Pepco Holding, Inc.'s Form U5B)
B.l01.2	Certificate of Formation (filed with Pepco Holding, Inc.'s Form U5B)
B.l01.3	Amendment to Certificate of Formation (filed herewith)
B.l01.4	Certificate of Merger (filed herewith)
B.l01.5	Agreement and Plan of Reorganization and Separation (see Exhibit B.73.3 herein)
Severn Construction, LLC
B.102.1	Limited Liability Agreement (filed with Pepco Holding, Inc.'s Form U5B)
B.102.2	Certificate of Formation (filed with Pepco Holding, Inc.'s Form U5B)
B.102.3	Certificate of Merger (see Exhibit B.101.4 herein)
Starpower Communications, LLC
B.103.1	Certificate of Formation (filed with Pepco Holding, Inc.'s Form U5B)
B.103.2	LLC Operating Agreement (filed with Pepco Holding, Inc.'s Form U5B)
B.103.3	Amended and Restated Operating Agreement (filed with Pepco Holding, Inc.'s Form U5B)
Substation Test Company, Inc.
B.104.1	By-Laws (filed with Pepco Holding, Inc.'s Form U5B)
B.104.2	Certificate of Amendment to Certificate of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
B.104.3	Certificate of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
Unitemp, Inc.
B.105.1	Certificate of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
B.105.2	By-Laws (filed with Pepco Holding, Inc.'s Form U5B)
B.105.3	Certificate of Merger (filed herewith)
Vineland Ltd., Inc.
B.106.1	Certificate of Incorporation (filed with Conectiv's 1998 Form U5S)
B.106.2	Amended and Restated Bylaws (filed with Conectiv's 2001 Form U5S)
88 _____________________________________________________________________________

Vineland General, Inc.
B.107.1	Certificate of Incorporation (filed with Conectiv's 1998 Form U5S)
B.107.2	Amended and Restated Bylaws as amended July 31, 2001 (filed with Conectiv's 2001 Form U5S)
W. A. Chester Corporation
B.108.1	By-Laws (filed with Pepco Holding, Inc.'s Form U5B)
B.108.2	Certificate of Incorporation (filed with Pepco Holding, Inc.'s Form U5B)
W. A. Chester, LLC
B.109.1	Certificate of Amendment (filed with Pepco Holding, Inc.'s Form U5B)
B.109.2	Certificate of Formation (filed with Pepco Holding, Inc.'s Form U5B)
B.109.3	Operating Agreement (filed with Pepco Holding, Inc.'s Form U5B)
B.109.4	Agreement and Plan of Reorganization and Separation (see Exhibit B.73.3 herein)
Distributed Generation, LLC
B.110.1	Certificate of Formation (filed herewith)
B.110.2	Operating Agreement (filed herewith)
Rolling Hills Landfill Gas, LLC
B.111.1	Certificate of Formation (filed herewith)
89 _____________________________________________________________________________

EXHIBIT C

The indentures and other fundamental documents defining the rights of security holders are incorporated herein by reference to Pepco Holdings, Inc.'s Annual Report on Form 10-K/A for the year ended December 31, 2003, Potomac Electric Power Company's Annual Report on Form 10-K for the year ended December 31, 2003, Atlantic City Electric Company's Annual Report on Form 10-K/A for the year ended December 31, 2003, Delmarva Power & Light Company's Annual Report on Form 10-K/A for the year ended December 31, 2003 and Atlantic City Electric Transition Funding LLC's Annual Report on Form 10-K for the year ended December 31, 2003 as shown in Exhibit A filed herewith.

90 _____________________________________________________________________________

EXHIBIT D A copy of the current Pepco Holdings System Tax Allocation Agreement is attached as Exhibit D-1.
91 _____________________________________________________________________________

EXHIBIT E Copies of other documents prescribed by rule or order. None.
92 _____________________________________________________________________________

EXHIBIT F The consents of PricewaterhouseCoopers LLP will be filed by amendment.
93 _____________________________________________________________________________

EXHIBIT G

See Item 1 for an organizational chart showing the relationship of each Exempt Wholesale Generator and Foreign Utility Company in which the system holds an interest to other system companies.

94 _____________________________________________________________________________

EXHIBIT H The following financial statements are included as Exhibit H:
1.	Potomac Power Resources, LLC
	(a)	Income Statement for the year ended December 31, 2003 (please refer to Item 10, page reference F-1C)
	(b)	Balance Sheet as of December 31, 2003 (please refer to Item 10, page reference F-2C)
	(c)	Cash Flow Statement for the year ended December 31, 2003 (please refer to Item 10, page reference F-3C)
	(d)	Statement of Retained Earnings for the year ended December 31, 2003 (please refer to Item 10, page reference F-4C)
2.	PCI Netherlands Corporation
	(a)	Income Statement for the year ended December 31, 2003 (please refer to Item 10, page reference F-1E)
	(b)	Balance Sheet as of December 31, 2003 (please refer to Item 10, page reference F-2E)
	(c)	Cash Flow Statement for the year ended December 31, 2003 (please refer to Item 10, page reference F-3E)
	(d)	Statement of Retained Earnings for the year ended December 31, 2003 (please refer to Item 10, page reference F-4E
3.	PCI Queensland Corporation
	(a)	Income Statement for the year ended December 31, 2003 (please refer to Item 10, page reference F-1E)
	(b)	Balance Sheet as of December 31, 2003 (please refer to Item 10, page reference F-2E)
	(c)	Cash Flow Statement for the year ended December 31, 2003 (please refer to Item 10, page reference F-3E)
	(d)	Statement of Retained Earnings for the year ended December 31, 2003 (please refer to Item 10, page reference F-4E)
4.	PCI Holdings, Inc.
	(a)	Income Statement for the year ended December 31, 2003 (please refer to Item 10, page reference F-1H)
	(b)	Balance Sheet as of December 31, 2003 (please refer to Item 10, page reference F-2H)
	(c)	Cash Flow Statement for the year ended December 31, 2003 (please refer to Item 10, page reference F-3H)
	(d)	Statement of Retained Earnings for the year ended December 31, 2003 (please refer to Item 10, page reference F-4H)
5.	Potomac Nevada Investment Inc.
	(a)	Income Statement for the year ended December 31, 2003 (please refer to Item 10, page reference F-1E)
	(b)	Balance Sheet as of December 31, 2003 (please refer to Item 10, page reference F-2E)
	(c)	Cash Flow Statement for the year ended December 31, 2003 (please refer to Item 10, page reference F-3E)
	(d)	Statement of Retained Earnings for the year ended December 31, 2003 (please refer to Item 10, page reference F-4E)
95 _____________________________________________________________________________

6.	Conectiv Bethlehem, LLC
	(a)	Income Statement for the year ended December 31, 2003 (please refer to Item 10, page reference F-1T)
	(b)	Balance Sheet as of December 31, 2003 (please refer to Item 10, page reference F-2T)
	©	Cash Flow Statement for the year ended December 31, 2003 (please refer to Item 10, page reference F-3T)
	(d)	Statement of Retained Earnings for the year ended December 31, 2003 (please refer to Item 10, page reference F-4T)
7.	Conectiv Pennsylvania Generation, LLC
	(a)	Income Statement for the year ended December 31, 2003 (please refer to Item 10, page reference F-1S)
	(b)	Balance Sheet as of December 31, 2003 (please refer to Item 10, page reference F-2S)
	©	Cash Flow Statement for the year ended December 31, 2003 (please refer to Item 10, page reference F-3S)
	(d)	Statement of Retained Earnings for the year ended December 31, 2003 (please refer to Item 10, page reference F-4S)
8.	Conectiv Delmarva Generation, Inc.
	(a)	Income Statement for the year ended December 31, 2003 (please refer to Item 10, page reference F-1S)
	(b)	Balance Sheet as of December 31, 2003 (please refer to Item 10, page reference F-2S)
	©	Cash Flow Statement for the year ended December 31, 2003 (please refer to Item 10, page reference F-3S)
	(d)	Statement of Retained Earnings for the year ended December 31, 2003 (please refer to Item 10, page reference F-4S)
9.	Conectiv Atlantic Generation, L.L.C.
	(a)	Income Statement for the year ended December 31, 2003 (please refer to Item 10, page reference F-1T)
	(b)	Balance Sheet as of December 31, 2003 (please refer to Item 10, page reference F-2T)
	©	Cash Flow Statement for the year ended December 31, 2003 (please refer to Item 10, page reference F-3T)
	(d)	Statement of Retained Earnings for the year ended December 31, 2003 (please refer to Item 10, page reference F-4T)
10.	Conectiv Mid Merit, LLC
	(a)	Income Statement for the year ended December 31, 2003 (please refer to Item 10, page reference F-1R)
	(b)	Balance Sheet as of December 31, 2003 (please refer to Item 10, page reference F-2R)
	©	Cash Flow Statement for the year ended December 31, 2003 (please refer to Item 10, page reference F-3R)
	(d)	Statement of Retained Earnings for the year ended December 31, 2003 (please refer to Item 10, page reference F-4R)
11.	Energy Systems North East, LLC
	(a)	Income Statement for the year ended December 31, 2003 (filed herewith) (confidential treatment requested)
	(b)	Balance Sheet as of December 31, 2003 (filed herewith) (confidential treatment requested)
96 _____________________________________________________________________________

Exhibit D-1
PEPCO HOLDINGS, INC. AND AFFILIATED U.S. CORPORATIONS FORM OF FEDERAL AND STATE INCOME TAX ALLOCATION AGREEMENT

             This agreement (the "Agreement") made as of August 1, 2002, by and among Pepco Holdings, Inc. (formerly New RC, Inc.), a Delaware corporation ("PHI"); Potomac Electric Power Company, a corporation organized under the laws of the District of Columbia and the Commonwealth of Virginia ("Pepco"); the Pepco subsidiaries set forth on Exhibit A hereto (the "Pepco Subsidiaries"); Conectiv, a Delaware corporation ("Conectiv"); and the Conectiv subsidiaries set forth on Exhibit B hereto (the "Conectiv Subsidiaries"), (each, a "Group Member").

W I T N E S S E T H T H A T:

             WHEREAS, the term "Affiliates" as used herein shall be deemed to refer to Pepco, the Pepco Subsidiaries, and the Conectiv Subsidiaries. The Affiliates together with PHI and Conectiv as a collective taxpaying unit, are sometimes referred to collectively as the "Group."

             WHEREAS, Potomac Electric Power Company and Subsidiaries executed the Election to Allocate Consolidated Tax Liability on July 25, 1985 (the "Election"), and the Election was confirmed pursuant to that certain Tax Sharing Agreement between Potomac Electric Power Company and Pepco Holdings Incorporated and its Subsidiaries in November, 2000;

WHEREAS, Pepco, PHI and Conectiv entered into an Agreement and Plan of Merger dated as of February 9, 2001 among Potomac Electric Power Company, New RC, Inc. and Conectiv;

             WHEREAS, the Group Members desire to join annually in the filing of a consolidated Federal income tax return, and it is now the intention of the Group, to enter into an agreement for the allocation of current federal income taxes; and

             WHEREAS, PHI owns directly or indirectly at least 80 percent of the issued and outstanding shares of each class of voting common stock and at least 80 percent of the total value of the stock of each of the Affiliates and Conectiv; the Group is an affiliated group within the meaning of Section 1504 of the Internal Revenue Code of 1986, as amended (the "Code"), of which PHI is the common parent; and the Group presently participates in the filing of a consolidated federal income tax return.

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, PHI, Conectiv and the Affiliates agree to allocate tax liability as follows:
I. Allocation Procedures for Federal Income Tax Liabilities
A. General Rule
1 _____________________________________________________________________________

             Step 1 - The federal consolidated tax liability of the Group (not including any liability for alternative minimum tax) shall be apportioned among the Group Members in accordance with the ratio that each Group Member's separate taxable liability bears to the sum of the separate taxable liabilities of all Group Members having taxable income.

             Step 2 - An additional liability amount will be allocated to Group Members equal to 100% of the excess of the Group Member's separate tax liability over the consolidated tax liability of the Group allocated to the Group Member under Step 1 (an "Excess Separate Tax"); provided, however, the amount of any Excess Separate Tax allocated to a Group Member under this Step 2 shall be reduced by such Group Member's proportional share of the Excess Separate Tax attributable to the losses, credits, and/or other tax benefits of PHI and Conectiv which are not attributable to acquisition related debt, based upon the ratio that each Group Member's Excess Separate Tax bears to the aggregate Excess Separate Tax allocation to all the Group Members (in each case, prior to reduction by this proviso).

             Step 3 - The total of the amounts allocated under Step 2 is credited pursuant to a consistent method to those Group Members who had losses, credits or other net tax benefits included in the consolidated return (referred to as "corporate tax benefits"); provided, however, that for the purposes of this Step 3, PHI and Conectiv shall be deemed to have corporate tax benefits only with respect to that portion of their losses, credits or other tax benefits that arise from taking into account items attributable to acquisition related debt.

B. Alternative Minimum Tax 1. General

             If the total consolidated tax liability results in an alternative minimum tax ("AMT") liability, as imposed by Section 55(a) of the Code, then any consolidated AMT will be allocated to the Group Members based upon their proportionate amounts of AMT.

                              2. AMT Credits

             If the total consolidated return liability results in consolidated minimum tax credit utilization, the consolidated minimum tax credit shall be tentatively allocated to each Group Member participating in the consolidated return in an amount equal to the lesser of (1) each Group Member's separate Minimum Tax Credit Carryforward or (2) the excess of such Group Member's allocated regular tax over its separate AMT Minimum Tax Credit Carryforward for this purpose is the sum of the annual amounts of consolidated AMT allocated to a Group Member in prior years less the sum of the consolidated minimum tax credits allocated to that Group Member in prior years. If the total of such tentative allocations exceeds the consolidated minimum tax credit utilized in the current taxable year, then the difference between the total of the tentative allocations and the consolidated minimum tax credit utilized for the taxable year shall be allocated as a negative amount to each Group Member in proportion to that Group Member's tentative allocation to the combined total of all such amounts. If the total of the tentative allocations is less than the consolidated minimum tax credit utilized, the difference between the consolidated minimum tax credit utilization and the total of the tentative allocations shall be allocated to each Group Member in proportion to that Group

2 _____________________________________________________________________________

Member's remaining Minimum Tax Credit Carryforward to the combined total of such carryforwards. The consolidated minimum tax credit allocated to each Group Member for the taxable year will equal the sum of the amounts allocated in the two step computation.

C. Separate Return Limitation Under no circumstances shall the amount of tax or other liability allocated to a Group Member under this Article I exceed such Group Member's separate tax liability.

             D. Unused Corporate Tax Benefits

             A Group Member that is entitled to payment for a corporate tax benefit, but does not receive such payment because of the rules of this Article I shall retain such right for the future to the extent that such benefit can be applied subsequently against the consolidated tax liability. Uncompensated corporate tax benefits arising from negative taxable income shall have priority over the benefits attributable to excess tax credits.

             E. Tax Adjustments

             In the event of any adjustments to the tax returns of any of the Group Members (by reason of an amended return, a claim for refund or an audit by the Internal Revenue Service), the tax liability, if any, of each of the Group Members under Section A of this Article I shall be redetermined to give effect to any such adjustment as if it had been made as part of the original computation of tax liability, and payments by or to the appropriate Group Members shall be made within 120 days after any such payments are made or refunds are received, or, in the case of contested proceedings, within 120 days after a final determination of the contest. Interest and penalties, if any, attributable to such an adjustment shall be paid by or to (in the case of interest accruing with respect to a refund) each Group Member, in proportion to the increase or decrease in such Group Member's separate return tax liability computed under Section A of this Article I. In any situation in which the Group's tax liability is adjusted by a revenue agent's report or a court settlement and an item-by-item modification is not made, the Group shall consult its accountants for assistance in determining the appropriate Group Member giving rise to such adjusted tax liability. If responsibility cannot be determined, then the penalties and interest shall be allocated to all Group Members employing the same method used to allocate liability for taxes under this Article I.

             F. Earnings and Profits

             For purposes of determining the earnings and profits of each Group Member, the tax liability of the Group shall be allocated among the Group Members in accordance with Treasury Regulation Sections 1.1552-1(a)(2) and 1.1502-33(d)(3).

3 _____________________________________________________________________________

II. Allocation Procedures for State Income Tax Liabilities A. Allocation

             To the extent any Group Members are required or permitted to file a combined, consolidated, or unitary state income tax return, state and local income tax liabilities will be allocated, where appropriate, among Group Members in accordance with principles similar to those employed in the Agreement for the allocation of consolidated federal income tax liability.

             B. Tax Adjustments

             In the event of any adjustments to the tax returns of any consolidated, combined or unitary group covered by this Article II (by reason of an amended return, a claim for refund or an audit by any state taxing authority), the liability, if any, of each Group Member included in such consolidated, combined or unitary return shall be redetermined to give effect to any such adjustment as if it had been made as part of the original computation of tax liability, and payments by or to the appropriate Group Members shall be made within 120 days after any such payments are made or refunds are received, or, in the case of contested proceedings, within 120 days after a final determination of the contest. Interest and penalties, if any, attributable to such an adjustment shall be paid by or to (in the case of interest accruing with respect to a refund) each Group Member included in the consolidated, combined or unitary return in proportion to the increase or decrease, as the case may be, in such Group Member's share of the consolidated, combined or unitary business profits tax liability as determined in accordance with this Article II. In any situation in which the consolidated, combined or unitary tax liability is adjusted and an item-by-item modification is not made, the Group Members of such consolidated, combined or unitary group shall consult its accountants for assistance in determining the appropriate Group Member giving rise to such adjusted tax liability. If responsibility cannot be determined, then the penalties and interest shall be allocated to all Group Members included in the consolidated, combined or unitary return employing the same method used to allocate liability for taxes under this Article II.

             C. Limitation on Tax Liability Allocation of each Group Member

             Under no circumstances shall the amount of tax or other liability allocated to a Group Member under this Article II exceed such Group Member's separate tax liability.

             D. Restriction Pertaining to Reimbursements of Certain Tax Benefits

             Notwithstanding the requirements of this Article II, PHI and Conectiv are not entitled to be reimbursed for any corporate tax benefits or losses other than those arising from acquisition related debt. Adjustments similar to the adjustments provided under Step 2 and Step 3 in Section A of Article I shall be made with respect to any payment made or required pursuant to this Article II.

4 _____________________________________________________________________________

III. Administration A. Agency Any actions to be taken by PHI under this Agreement may be delegated to, and performed by, such designee as deemed appropriate by PHI.

             B. Group Member Tax Information

             The Group Members shall submit the tax information requested by PHI, in the manner and by the date requested, in order to enable PHI to calculate the amounts payable by the Group Members pursuant to this Agreement.

             C. Settlement Authority

             PHI or, with respect to any combined consolidated or unitary tax return, any person designated by PHI pursuant to Section A of this Article III, shall have sole authority, to the exclusion of all other Group Members, to agree to any adjustment proposed by the Internal Revenue Service or any other taxing authority with respect to items of income, deductions or credits, as well as interest or penalties, attributable to any Group Member notwithstanding that such adjustment may increase the amounts payable by Group Members under this Agreement.

             D. Elections

             PHI and the other Group Members shall execute and file such consents, elections and other documents that may be required or appropriate for the proper filing of a consolidated federal income tax return and any consolidated, combined or unitary state tax return, in each case, as determined by PHI or, with respect to any combined consolidated or unitary tax return, any person designated by PHI pursuant to Section A of this Article III, in such person's sole discretion.

             E. Payments

             Payments made to a Group Member pursuant to Step 3 in Section A of Article I or any similar amounts paid pursuant to Article II shall be made at approximately the same time the related tax payments are made to the appropriate tax authorities. Journal entries recording payments made pursuant to this Agreement will be made in the same month in which such payments are made.

F. Preparation of Returns PHI shall be responsible for the preparation of any income tax returns and the calculations required by this Agreement (including any calculation related to estimated taxes).
5 _____________________________________________________________________________

IV.        Subsidiaries of Group Members

             If at any time, any of the Group Members acquires or creates one or more subsidiary corporations that are includible corporations of the Group, they shall be subject to this Agreement and all references to the Group Members herein shall be interpreted to include such subsidiaries.

V.             Successors

             This Agreement shall be binding on and inure to the benefit of any successor, by merger, acquisition of assets or otherwise, to any of the parties hereto (including but not limited to any successor of any Group Member succeeding to the tax attributes of such corporation under Section 381 of the Code) to the same extent as if such successor had been an original party to this Agreement.

VI.         Effective Date

             This Agreement shall apply with respect to any payments, adjustments and any other matters addressed herein related to the taxable year ending December 31, 2002, and subsequent taxable years. The provisos in step 2 and step 3 in Section A of Article I shall no longer be effective to the extent the Public Utility Holding Company Act of 1935 (the "1935 Act") is repealed or Rule 45© under the 1935 Act is repealed or amended to permit tax sharing payments with respect to losses, credits or other tax benefits of a registered holding company.

VII.       Termination Clause

             This Agreement shall apply to the taxable year ending December 31, 2002, and subsequent taxable years, unless all of the Group Members agree in writing to terminate the Agreement prior to the end of the taxable year. Notwithstanding any termination, this Agreement shall continue in effect with respect to any payment or refunds due for all taxable periods prior to termination.

VIII.      Notices

             Any and all notices, requests or other communications hereunder shall be given in writing (a) if to PHI, to Attention: Manager of Taxes, Facsimile Number: (202) 872-2268 and (b) if to any other person, at such other address as shall be furnished by such person by like notice to the other parties.

IX. Expenses Each party hereto shall pay its own expenses incident to this Agreement and the transactions contemplated hereby, including all legal and accounting fees and disbursements.
IN WITNESS WHEREOF, the duly authorized representatives of the parties have set their hands.
____________________________ Pepco Holdings, Inc.	________________ Date
____________________________ Potomac Electric Power Company	________________ Date
____________________________ Conectiv	________________ Date
6 _____________________________________________________________________________
EXHIBIT A
Pepco Subsidiaries
Name	Jurisdiction
American Energy Corporation By:_____________________________	Delaware Date:_________
Edison Capital Reserves Corporation By:_____________________________	Delaware Date:_________
Energy & Telecommunication Services, LLC By:_____________________________	Delaware Date:_________
Engineered Services, Inc. By:_____________________________	Delaware Date:_________
G&L Mechanical Services, Inc. By:_____________________________	Delaware Date:_________
Longwood Realty Company By:_____________________________	Delaware Date:_________
Met Electrical Testing Company, Inc. By:_____________________________	Delaware Date:_________
PCI-BT Investing, LLC By:_____________________________	Delaware Date:_________
PCI Energy Corporation By:_____________________________	Delaware Date:_________
7 _____________________________________________________________________________

PCI Netherlands Corporation By:_____________________________	Nevada Date:_________
PCI Queensland Corporation By:_____________________________	Nevada Date:_________
Pepco Building Services, Inc. By:_____________________________	Delaware Date:_________
Pepco Communications, Inc. By:_____________________________	Delaware Date:_________
Pepco Energy Company By:_____________________________	Delaware Date:_________
Pepco Energy Services, Inc. By:_____________________________	Delaware Date:_________
Pepco Enterprises, Inc. By:_____________________________	Delaware Date:_________
Pepco Holdings, Inc. By:_____________________________	Delaware Date:_________
UniTemp, Inc. By:_____________________________	Delaware Date:_________
Pepco Technologies, LLC By:_____________________________	Delaware Date:_________
PepMarket.com LLC By:_____________________________	Delaware Date:_________
8 _____________________________________________________________________________

PES Home Warranty Services of Virginia By:_____________________________	Virginia Date:_________
PES Landfill Gas Corporation By:_____________________________	Delaware Date:_________
Potomac Aircraft Leasing Corporation By:_____________________________	Nevada Date:_________
Potomac Capital Investment Corporation ("PCI") By:_____________________________	Delaware Date:_________
Potomac Capital Joint Leasing Corporation By:_____________________________	Delaware Date:_________
Potomac Capital Markets Corporation By:_____________________________	Delaware Date:_________
Potomac Delaware Leasing Corporation By:_____________________________	Delaware Date:_________
Potomac Equipment Leasing Corporation By:_____________________________	Nevada Date:_________
Potomac Harmans Corporation By:_____________________________	Maryland Date:_________
Potomac Land Corporation ("PLC") By:_____________________________	Delaware Date:_________
Potomac Nevada Corporation ("PNC") By:_____________________________	Nevada Date:_________
9 _____________________________________________________________________________

Potomac Nevada Investment, Inc. By:_____________________________	Nevada Date:_________
Potomac Nevada Leasing Corporation By:_____________________________	Nevada Date:_________
Potomac Power Resources, Inc. By:_____________________________	Delaware Date:_________
Seaboard Mechanical Contractors, Inc. By:_____________________________	Delaware Date:_________
Severn Cable, LLC By:_____________________________	Delaware Date:_________
Severn Construction, LLC By:_____________________________	Delaware Date:_________
Substation Test Company, Inc. By:_____________________________	Delaware Date:_________
W.A. Chester Corporation By:_____________________________	Delaware Date:_________
W.A. Chester, LLC By:_____________________________	Delaware Date:_________
10 _____________________________________________________________________________

EXHIBIT B
Conectiv Subsidiaries
Name	Jurisdiction
ACE REIT, Inc. By:_____________________________	Delaware Date:_________
ATE Investment, Inc. By:_____________________________	New Jersey Date:_________
Atlantic City Electric Company By:_____________________________	New Jersey Date:_________
Atlantic Generation, Inc. By:_____________________________	New Jersey Date:_________
Atlantic Jersey Thermal Systems, Inc. By:_____________________________	Delaware Date:_________
Atlantic Southern Properties, Inc. By:_____________________________	New Jersey Date:_________
ATS Operating Services, Inc. By:_____________________________	Delaware Date:_________
Binghamton General, Inc. By:_____________________________	Delaware Date:_________
Binghamton Limited, Inc. By:_____________________________	Delaware Date:_________
11 _____________________________________________________________________________

Conectiv Communications, Inc. By:_____________________________	Delaware Date:_________
Conectiv Energy Supply, Inc. By:_____________________________	Delaware Date:_________
Conectiv Operating Services Company By:_____________________________	Delaware Date:_________
Conectiv Plumbing, LLC By:_____________________________	Delaware Date:_________
Conectiv Resource Partners, Inc. By:_____________________________	Delaware Date:_________
Conectiv Services, Inc. By:_____________________________	Delaware Date:_________
Conectiv Solutions, LLC By:_____________________________	Delaware Date:_________
Conectiv Thermal Systems, Inc. By:_____________________________	Delaware Date:_________
DCTC Burney, Inc. By:_____________________________	Delaware Date:_________
Conectiv Properties and Investments, Inc. By:_____________________________	Delaware Date:_________
Delmarva Power & Light Company By:_____________________________	Delaware & Virginia Date:_________
12 _____________________________________________________________________________

Conectiv Delmarva Generation, Inc. By:_____________________________	Delaware Date:_________
Pedrick Gen, Inc. By:_____________________________	New Jersey Date:_________
Vineland General, Inc By:_____________________________	Delaware Date:_________
Vineland Limited, Inc. By:_____________________________	Delaware Date:_________
Conectiv Energy Holding Company By:_____________________________	Delaware Date:_________
Conectiv Mid-Merit, Inc. By:_____________________________	Delaware Date:_________
Conectiv Pennsylvania Generation, Inc. By:_____________________________	Delaware Date:_________
King Street Assurance, Ltd. By:_____________________________	Bermuda Date:_________
13 _____________________________________________________________________________

Exhibit H-11(a)
Energy Systems North East, LLC Income Statement Year Ended December 31, 2003
	Year Ended December 31, 2003	Year Ended December 31, 2002
Revenues	*	*

Operating Expenses	*	*

Property Taxes	*	*
Insurance Expense	*	*
NEPA Reimbursable O&M Costs	*	*
Depreciation and Amortization	*	*

Total Operating Expense	*	*

Profit from Operations	*	*

Other Expense/Income
Interest Expense - NFR Power Note	*	*
Interest Expense - Conectiv Mid Merit Note	*	*
Miscellaneous Income/Expense	*	*
Interest Income	*	*

Total Interest Income (Expense)	*	*

Net Income	*	*

50/50 Partner Income	*	*
Please note that confidential treatment is requested for this financial statement pursuant to Rule 104 of the Act.
1 _____________________________________________________________________________

Exhibit H-11(b) Page 1 of 2
Energy Systems North East, LLC Balance Sheet As of December 31, 2003
	December 31, 2003	December 31, 2002
Assets
Current Assets
Cash and Equivalents	*	*
Accounts Receivable	*	*
Revenue Receivable - Energy	*	*
Revenue Receivable - ICAP	*	*
Revenue Receivable - Steam	*	*
Revenue Receivable - Tolling	*	*
Other Receivable - NEPA Reimbursement	*	*
Other Receivables	*	*

Total Current Assets	*	*
Property, Plant, & Equipment
3 Year Property	*	*
Less Accumulated Depreciation - 3 Years	*	*
7 Year Property	*	*
Less Accumulated Depreciation - 7 Years	*	*
20 Year Property	*	*
Less Accumulated Depreciation - 20 Years	*	*
Land	*	*

Total Fixed Assets	*	*
Other Assets
Intangibles	*	*
Accumulated Amortization - Intangibles	*	*
Deferred Asset - PJM Studies/Application	*	*
Deferred Asset - System Impact Study Fee	*	*
Prepaid Property Taxes	*	*
Prepared Expenses	*	*

Total Other Assets	*	*

Total Assets	*	*
Please note that confidential treatment is requested for this financial statement pursuant to Rule 104 of the Act.
2 _____________________________________________________________________________

Exhibit H-11(b) Page 2 of 2
Energy Systems North East, LLC Balance Sheet As of December 31, 2003
	December 31, 2003	December 31, 2002
Liabilities and Equity
Current Liabilities
Accounts Payable	*	*
HCRA Accrued Liability	*	*
Accruals - Gas Billings	*	*
Accruals - Bidding Fees	*	*
Accruals - Operating Services	*	*
Accrued Interest Expense	*	*

Total Current Assets	*	*
Long Term Liabilities
LT Demand Note	*	*
LT Demand Note	*	*

Total Long Term Liabilities	*	*
Equity
Beginning Equity	*	*
Retained Earnings	*	*

Total Long Term Liabilities	*	*
Total Liabilities and Equity	*	*
Please note that confidential treatment is requested for this financial statement pursuant to Rule 104 of the Act.
3 _____________________________________________________________________________